AGRIUM INC.

2017 ANNUAL REPORT

FEBRUARY 20, 2018

Management’s Discussion and Analysis

February 20, 2018

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) of operations and financial condition focuses on Agrium’s historical performance for the years ended December 31, 2017 and 2016. The Board of Directors of Agrium Inc. (“Agrium”) carried out its responsibility for review of this disclosure and, prior to publication, approved this disclosure.

Throughout this MD&A, “we”, “us”, “our”, “the Company” and “Agrium” mean Agrium Inc., its subsidiaries and its joint arrangements, until December 31, 2017.

This MD&A is as of February 20, 2018, and should be read in conjunction with the consolidated annual financial statements of Agrium for the 12 months ended December 31, 2017 (the “Consolidated Financial Statements”).

Additional information relating to the Company, including its consolidated quarterly and annual financial information and its Annual Information Form (AIF) for the year ended December 31, 2017, is available under Agrium’s corporate profile on SEDAR (www.sedar.com). The Company’s reports are also filed with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov).

All dollar amounts refer to U.S. dollars, except where otherwise stated. Financial information presented and discussed in this MD&A, except as noted otherwise, is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The 2016 comparative period has been restated to exclude the results of CPO (as defined herein), which are presented under discontinued operations. Refer to “Discontinued Operations” section for more details.

Certain financial measures in this MD&A, listed in the table below, are not prescribed by and do not have any standardized meaning under IFRS. Our method of calculation of the non-IFRS financial measures may not be directly comparable to that of other companies. We consider these non-IFRS financial measures to provide useful information to both management and investors in measuring our financial performance and financial condition. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Refer to “Non-IFRS Financial Measures” section for further details, including a reconciliation of the non-IFRS financial measures to their most directly comparable measures calculated in accordance with IFRS.

Non-IFRS Financial Measures
Cash operating coverage ratio
Cash selling and general and administrative costs, cash cost of product manufactured
Normalized comparable store sales
Consolidated and business unit net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations (EBITDA), EBITDA to sales
Wholesale measures that include Agrium’s proportionate share of results of joint ventures: sales, cost of product sold, gross profit

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this MD&A constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would”, “could” and other similar expressions.

Forward-looking statements in this MD&A are intended to provide information regarding Agrium, including management’s assessment of future financial and operational plans and outlook, and may not be appropriate for other purposes. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control and which could cause actual results to differ materially from such forward-looking statements. As such, readers should not place undue reliance on these forward-looking statements. Refer to “Key Assumptions and Risks in Respect of Forward-looking Statements” section for further details.

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2017 Key Priorities and Results

1.	Environment, Health, Safety and Security (EHS&S)
	Goal:	Achieve the vision of eliminating life-altering incidents through enhanced employee engagement, leadership accountability and further cultural integration of the ‘Safety. Always. Everywhere’ campaign
	Result:	Achieved
	Comments:

In 2017, Agrium had a strong safety performance with lower rates of recordable injuries, lost time injuries and environmental incidents than in 2016. We rolled out a company-wide Safety Culture Action Plan with a focus on safety leadership. This included centralizing many EHS&S functions to better serve the business operations and implementing a Leader Commitment program to develop a culture of commitment to safety. Despite overall improvement in our safety performance, Agrium reported one fatality this year.

		Cases per 200,000 hours worked		2017 Actual	2016 Actual

		Combined Total Recordable Injury Rate		1.21	1.57

		Employee Lost Time Injury Rate		0.49	0.56

		Environmental Incident Rate		0.07	0.09

		Serious Environmental Events		18	16

2.	Operational Excellence
	Goal:	In Wholesale, continue to improve capacity utilization and reduce fixed costs across the business
	Result:	Not achieved
	Comments:

Wholesale did not achieve target utilization rates in 2017 due to longer-than-expected planned maintenance turnarounds and other outages. Additional maintenance time was required to reduce outage risk and to transition these facilities to a four-year versus a two- year turnaround cycle. Wholesale achieved fixed-cost reductions of $16-million in 2017, bringing the cumulative savings to approximately $80-million since 2015.

		Capacity Utilization (%)	2017 Actual	2016 Actual	2017 Target (a)

		Ammonia (b)	87	95	98

		Potash (c)	80	88	91

		Phosphoric acid	71	91	88

		(a) Annual December 31, 2017 targets. Certain amounts have been restated to exclude CPO.
		(b) Excludes results from Joffre nitrogen facility. Ammonia capacity is adjusted for normal outages and planned maintenance.
		(c) The capacity utilization target and 2017 actual reflect the full post-expansion capacity.

	Goal:	In Retail, achieve higher year-over-year normalized comparable store sales and EBITDA margin and achieve lower non-cash working capital and operating costs on a comparable store basis
	Result:	Partly achieved
	Comments:	Retail achieved improvement in EBITDA to sales and cash operating coverage ratios and maintained the other key metrics in a challenging agricultural environment this year.

				2017	2016

		Normalized comparable store sales (%)		2	2

		EBITDA to sales (%)		10	9

		Average non-cash working capital to sales (%)		17	17

		Cash operating coverage ratio		60	61

	Goal:	Achieve further reductions in Corporate general and administrative cash costs
	Result:	Not achieved
	Comments:	Corporate cash general and administrative costs increased by $8-million in 2017 and were comparable to costs in 2015.

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3.	Growth
	Goal:	Continue to grow U.S. Retail market share through organic growth, acquisition opportunities and new build Retail locations
	Result:	Achieved
	Comments:	In 2017, Agrium acquired 44 locations in North America and Australia, which are expected to add approximately $300-million in sales in 2018.

Retail is pursuing greenfield location builds in seven U.S. states. In 2017, two locations became operational and we expect construction will be completed on another six locations in 2018. Several other locations are under design and at different stages of construction.

	Goal:	Continue to grow proprietary seed, plant health, and crop protection product businesses
	Result:	Achieved
	Comments:	Retail increased its total proprietary product sales as a percentage of total sales by 2 percentage points. We achieved growth in proprietary product sales as a percentage of total sales in crop nutrients, crop protection products and seed.

We expect our acquisition of a hybrid rice breeding facility, which is expected to commence commercial sales in 2020, to support our proprietary seed portfolio and future growth potential.

	Goal:	Continue to expand our precision agriculture offerings and ECHELON® footprint
	Result:	Achieved
	Comments:	Currently, we provide this multi-crop service offering to more than 84,000 growers. We have mapped close to 50 million acres across our retail footprint and created more than 8.4 million acres of fertility prescriptions based on soil testing and other proprietary methods. All key metrics have seen significant growth year-over-year, and the ECHELON platform continues to deliver great value to grower customers.

	Goal:	Expand Agrium Financial ServicesTM offering throughout the U.S.
	Result:	Achieved
	Comments:	In 2017, Agrium Financial Services established partnerships with suppliers of crop inputs to offer competitive financing to growers on a suite of seed and crop protection products. The scope of in-house finance offerings has expanded to provide general grower financing across the U.S. In 2017, the number of customer finance accounts and the total loan principal managed by Agrium Financial Services increased by 38 percent and 178 percent, respectively. Additional supplier finance programs and continued market penetration are expected to drive incremental finance business growth in 2018.

4.	Complete Merger and Commence Integration with Potash Corporation of Saskatchewan Inc.
(“PotashCorp”)
	Goal:	Complete merger with PotashCorp (the “Merger”) within target timeframe
	Result:	Partially achieved
	Comments:	The Merger with PotashCorp took longer than originally anticipated due to requests by certain government regulatory approval bodies for specific asset divestures. The Merger was completed on January 1, 2018, and the first day of operations for Nutrien Ltd., the resulting parent company, was January 2, 2018.

	Goal:	Complete integration planning and achieve meaningful integration progress in 2017
	Result:	Achieved
	Comments:	Significant integration planning and progress was made in 2017 which allowed the new parent company, Nutrien, to successfully commence operations in 2018.

	Goal:	Begin capturing identified synergies from the Merger
	Result:	Achieved
	Comments:	Agrium and PotashCorp have clearly identified synergy opportunities and developed processes to begin capturing these in 2018. The synergy target remains at $500-million for Nutrien, with 50 percent of the synergies expected to be captured by the end of 2018 and the remaining 50 percent by the end of 2019.

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Merger with PotashCorp

In late December 2017, Agrium and PotashCorp received all the required regulatory approvals to complete the Merger, which was completed effective January 1, 2018. Agrium shareholders received 2.23 common shares of Nutrien for each Agrium share held, and PotashCorp shareholders received 0.40 of a common share of Nutrien for each PotashCorp share held. Nutrien common shares commenced trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) on January 2, 2018 under the ticker symbol “NTR”. Trading of common shares of Agrium and PotashCorp was halted on the TSX and NYSE concurrently with the listing of Nutrien common shares on such exchanges, and were delisted shortly thereafter.

Immediately after completion of the Merger, Nutrien held all of the issued and outstanding common shares of Agrium through its wholly owned subsidiary, Agrium AcquisitionCo ULC. On February 1, 2018, Agrium amalgamated with Agrium AcquisitionCo ULC, and is currently a wholly-owned subsidiary of Nutrien.

In connection with obtaining certain regulatory approvals required in respect of the Merger, Agrium and PotashCorp agreed to certain conditions, including:

•	the divestment of Agrium’s Conda, Idaho phosphate production facility and adjacent phosphate mineral rights (“CPO”) and North Bend, Ohio nitric acid facility (“North Bend Facility”); and
•	the divestment of PotashCorp’s minority shareholdings in Arab Potash Company, Sociedad Quimica y Minera de Chile S.A., Israel Chemicals Ltd. (“ICL”) and Sinofert Holdings Limited within certain specified time periods over the 18 months following the Merger.

On January 12, 2018, the dispositions of CPO and the North Bend Facility were completed. The disposition of ICL by PotashCorp was completed on January 24, 2018.

Refer to note 1 of the 2017 Financial Statements. For additional information with respect to the Merger, please refer to the Material Change Report of Agrium dated January 2, 2018, a copy of which has been filed on SEDAR under Agrium’s profile at www.sedar.com.

The reportable segments for Nutrien are Retail, Potash, Nitrogen, Phosphate and Sulfate, and Other. Currently, Agrium’s reportable segments include Retail North America, Retail International, Nitrogen, Potash, Phosphate, Wholesale Other, and Other. Reportable segments are determined based on how the Chief Operating Decision Maker measures performance and allocates resources based on information it considers most relevant in evaluating the results of operating segments relative to other entities that operate in similar industries.

Discontinued Operations

In November 2017, we announced the planned sale of CPO to Itafos Conda LLC (“Itafos”) and of the North Bend Facility to Trammo Nitrogen Products, Inc. These divestitures were intended to address certain conditions imposed with respect to the Merger and were subject to the U.S. Federal Trade Commission approval.

As part of the CPO disposition, Agrium entered into several long-term strategic supply and offtake agreements with Itafos, some of which extend to 2023. Under the terms of certain of such agreements, Agrium agreed to supply 100 percent of the ammonia requirements of CPO and purchase 100 percent of the monoammonium phosphate (MAP) product produced at CPO. The MAP production is estimated at 330,000 tonnes per year.

The North Bend facility is a nitrogen product upgrade site. It has produced on average approximately 70,000 tonnes of nitric acid per year over the past two years.

Both divestiture transactions were completed on January 12, 2018.

We have reclassified the results of operations of CPO as discontinued and recorded the assets held for sale at fair value less cost to sell. We have restated for the comparative year ended December 31, 2016. Refer to notes 1 and 21 of the Consolidated Financial Statements for additional information.

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Retail Overview and 2017 Results

Agrium’s Retail business is a global leader in providing agricultural crop inputs and complete solutions including fertilizer, crop protection products, seed, services and advice to growers. As the world’s largest retail distributor of crop inputs, we operate more than 1,500 retail facilities across the U.S., Canada, Australia and key areas of South America.

We have approximately 3,300 agronomists and field experts working directly with growers, helping them optimize crop yields and maximize economic returns on their farms. Our experts help growers implement the best management practices based on a thorough understanding of soils, climate conditions and crop requirements and utilizing our portfolio of leading products and services.

We also manufacture and sell several advanced proprietary crop protection products and nutritionals under the Loveland Products® brand, seed products under the brand names Dyna-Gro® and Proven®, and animal health products under the Dalgety® brand. These leading crop input and animal health products provide farmers and ranchers with a portfolio of useful and competitive choices to successfully grow and protect their agricultural products.

Precision agriculture is the practice of using the latest technology to allow growers to better address variability in yield potential across their fields to more accurately and effectively utilize crop inputs and farming practices to improve yields. Precision agriculture technology, combined with best farming practices such as the 4R program, enable growers to increase their crop yields using the same or potentially lower levels of crop inputs, which can both improve their economic returns and lead to significant benefits to the environment. Our Retail business provides the latest in technology through our proprietary ECHELON® platform, which allows our crop consultants to better analyze and demonstrate the value of our recommendations and products while increasing economic opportunities for our grower customers.

We have a large global network and decades of hands-on industry experience. Our Retail operations provide the key crop inputs and services needed in each region in which they operate. As a result, there is some diversity in our products and services offered in each region, often associated with the type of agricultural production or the history of products and services provided in that region. For virtually all regions we provide fertilizer, crop protection products, seed and application services. However, in Australia we also provide valuable livestock marketing and auction services and facilitate an extensive offering of insurance products and financial services. In Western Canada, we also market crop storage bins, provide fuel sales and services, and offer financial services to our customers.

Retail >> Financial Results

Retail performance
(millions of U.S. dollars)	2017	2016
Sales	12,103	11,766
Cost of product sold	9,157	8,980
Gross profit	2,946	2,786
Expenses
Selling	2,007	1,899
General and administrative	100	102
Earnings from associates and joint ventures	(9)	(6)
Other income	(42)	(26)
EBIT (a)	890	817
EBITDA	1,179	1,091
(a)	Net earnings (loss) before finance costs, income taxes, and net earnings (loss) from discontinued operations.

•	Total Retail sales and gross profit were slightly higher this year due to the contribution from recent acquisitions and organic growth related to the strength of our proprietary products.
•	North American Retail EBITDA increased in 2017 compared to the prior year primarily as a result of strong earnings in the U.S., driven by contributions from acquisitions, higher proprietary product sales and continued focus on Operational Excellence initiatives.
•	International Retail also delivered strong earnings in 2017 as Australia achieved yet another year of record earnings.

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Retail >> Expenses

•	Retail 2017 selling expenses were slightly higher than in 2016, however selling expenses as a percentage of sales were comparable to 2016. General and administrative expenses were also consistent with 2016 levels. After adjusting for acquisitions made in 2017, cash selling, general and administrative costs as a percentage of sales were comparable to 2016.
•	Depreciation and amortization expense increased to $289-million in 2017 from $274-million in 2016 due to additional property, equipment and intangibles associated with the recent acquisitions and sustaining capital expenditures.

Retail >> Product Line Performance

Product line performance
	Sales		Gross profit		Gross profit (%)
(millions of U.S. dollars, except as noted)	2017	2016	2017	2016	2017	2016
Crop nutrients	4,121	4,310	848	832	21	19
Crop protection products	4,937	4,684	1,185	1,114	24	24
Seed	1,628	1,462	325	297	20	20
Merchandise	683	621	106	103	16	17
Services and other	734	689	482	440	66	64
Total	12,103	11,766	2,946	2,786	24	24

Crop nutrients

•	Agrium’s Retail crop nutrient sales decreased in 2017 due to lower global nutrient prices, especially for ammonia products, compared to 2016. This was partially offset by an increase in crop nutrient sales volumes to 10.2 million tonnes from 10.0 million in 2016. The higher volumes resulted from strong sales, particularly in the U.S. and Canada this year, as well as recent acquisitions.
•	Crop nutrient gross profit increased in 2017 compared to 2016 due to higher sales volumes, which more than offset the impact of lower average selling prices. Crop nutrient average margin per tonne was 1 percent lower despite a 7 percent decline in average realized selling prices, due to improved cost of goods sold per tonne.

Crop protection products

•	Crop protection products sales and gross profit were higher in 2017 than in 2016 due to strong demand for herbicide and adjuvant products in North America and as a result of recent acquisitions. Crop protection proprietary product sales were also higher in 2017 and increased by one percentage point as a percentage of total crop protection sales.

Seed

•	Seed sales were 11 percent higher in 2017 compared to 2016, and gross profit was 9 percent higher despite lower total seeded acreage and lower corn acreage in the U.S. this year. The higher seed sales and gross profit levels were primarily supported by an increase in higher-margin proprietary seed sales, higher cotton and soybean acreage in the U.S., and higher canola acreage in Canada this year.

Merchandise

•	Merchandise sales increased in 2017, primarily due to strong results from our Australian business, which achieved 13 percent higher sales primarily from animal health and management services.
•	Merchandise gross profit also increased by $3-million in 2017, while gross profit as a percentage of sales decreased by one percentage point. This was the result of a lower proportion of higher-margin product sales in Australia and a higher percentage of earnings from our lower-margin fuel business in Canada.

Services and Other

•	Sales of application and other services increased by 7 percent in 2017 compared to 2016, while gross profit increased by 10 percent. This was driven by higher demand for livestock export services in Australia.

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Wholesale Overview and 2017 Results

Agrium’s Wholesale business unit is one of the world’s largest producers of crop nutrients, with combined global capacity of approximately 11 million product tonnes per year. We produce and market all three major crop nutrients, which are essential for farmers to optimize crop yields and quality. Our North American production portfolio benefits from significant competitive advantages and enables us to manufacture and distribute fertilizers efficiently, delivering world-class, high quality products to our customers on a timely basis. We strive to produce, distribute and promote the use of these products as safely and sustainably as possible.

Our Wholesale operations include nine nitrogen, one potash and one phosphate production facilities (excluding CPO) and four other upgrade facilities across North America. We also have significant equity interests in nitrogen facilities in Argentina and Egypt. In total, our annual nitrogen capacity is almost six million product tonnes, our potash capacity is three million tonnes and our phosphate capacity is over half a million tonnes. We also have over one million tonnes of capacity for upgrading and production of other nutrients such as Environmentally Smart Nitrogen (ESN®) and ammonium sulfate.

Our Wholesale operations have an extensive logistics network across North America that optimizes delivery of our products to our agricultural and industrial customers even during highly seasonal peak periods of demand. In total, our North American distribution and storage capacity amounts to approximately 2.1 million tonnes. We have more than 4,900 railcars under long-term operating leases. We also use barges, pipelines and ocean vessels to transport our products. Agrium Europe owns and leases approximately 200,000 tonnes of dry and liquid storage capacity at both port and inland sites. This is in addition to the extensive distribution and warehousing available through our Retail business and, in some cases, warehousing facilities shared between the business units.

Wholesale >> Financial Results

Wholesale performance
(millions of U.S. dollars)	2017	2016
Sales	2,359	2,428
Cost of product sold	1,888	1,872
Gross profit	471	556
Expenses
Selling	24	31
General and administrative	26	28
Earnings from associates and joint ventures	(30)	(61)
Other expenses	34	57
EBIT	417	501
EBITDA	639	704

•	Wholesale sales in 2017 were 3 percent lower than in 2016 due to lower sales volumes and selling prices for nitrogen and phosphate compared to the prior year. This was partially offset by higher sales volumes of potash from the continuing ramp-up of the Vanscoy potash facility and higher realized potash selling prices. Gross profit was 15 percent lower due to the lower sales volumes and selling prices as well as higher cost of product sold in 2017 compared to 2016.
•	Cost of product sold was 1 percent higher overall in 2017 compared to 2016, primarily due to higher natural gas costs and the strengthening of the Canadian dollar during the year.
•	Wholesale selling, general and administrative expenses in 2017 were significantly lower than in 2016 due to an ongoing focus on Operational Excellence initiatives and cost reviews.
•	Earnings from associates and joint ventures in 2017 were significantly below 2016 levels, mainly due to the impact of non-recurring items. In 2016, we recognized a higher foreign exchange gain in Misr Fertilizers Production Company S.A.E. (“MOPCO”) from the devaluation of the Egyptian pound and also a reversal of a gas provision in Profertil S.A. (“Profertil”).
•	Other expenses decreased by $23-million from 2016, primarily due to non-recurring losses incurred in 2016 relating to the termination of a distribution agreement and cancellation of a Canpotex terminal.

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Nitrogen

Nitrogen performance
	2017			2016
(millions of U.S. dollars)	Consolidated	Equity accounted joint venture	Total (a)	Consolidated	Equity accounted joint venture	Total (a)
Sales	1,009	216	1,225	1,144	196	1,340
Cost of product sold	757	167	924	757	164	921
Gross profit	252	49	301	387	32	419
(a)	Wholesale measures including share of joint venture.

Nitrogen gross profit

•	Nitrogen gross profit decreased by 35 percent in 2017 due to lower sales volumes, lower realized selling prices and a higher cost of product sold per tonne.

Nitrogen sales volumes and operating rates

•	Our nitrogen product category primarily consists of urea, ammonia, UAN and industrial-grade ammonium nitrate. Urea is the highest volume nitrogen product sold globally and accounted for 44 percent of Agrium’s nitrogen sales volumes in 2017.
•	Nitrogen sales volumes declined by 6 percent in 2017, primarily due to lower product availability.
•	Agrium’s operating rates declined in 2017 compared to 2016 due to major planned maintenance turnarounds and unplanned downtime in the second half of the year. Ammonia capacity utilization was 87 percent in 2017 compared to 95 percent in 2016 and our 2017 target of 98 percent.

Nitrogen prices

•	Realized nitrogen selling prices decreased by 6 percent in 2017 compared to 2016, while benchmark prices remained relatively flat. The NOLA urea benchmark averaged $229 per tonne in 2017. The lower realized selling price reflects a greater proportion of sales being made during the first half of 2017 relative to 2016, when benchmark prices were lower on a year-over-year basis and timing of forward sales activity.

Nitrogen product and gas cost

•	Nitrogen cost of product sold per tonne increased in 2017 due to higher natural gas costs as well as lower utilization rates compared to 2016. Overall gas cost in 2017 was $2.52 per MMBtu compared to $2.16 per MMBtu in 2016.
•	Production asset depreciation and amortization expense of $23 per tonne in 2017 (compared to $22 per tonne in 2016) is included in cost of product sold.
•	For 2018 and 2019, we have hedged approximately 33 percent and 24 percent, respectively, of expected natural gas requirements at an average of approximately $2.57 per MMBtu and $2.08 per MMBtu (excluding gas requirements for industrial sales, which are naturally hedged as the contracts are on a cost-plus basis).

Potash

Potash performance
	2017			2016
(millions of U.S. dollars)	North America	International	Total	North America	International	Total
Sales	341	178	519	257	162	419
Cost of product sold			390			367
Gross profit			129			52

Potash gross profit

•	Potash gross profit strengthened significantly in 2017 compared to 2016 due to higher production and sales volumes from our Vanscoy potash facility and improved global potash pricing.

Potash sales volumes and operating rates

•	Potash sales volumes increased 9 percent in 2017, due to the continued ramp up of production capacity at our Vanscoy potash facility and strong demand in 2017. We reached 2.4 million tonnes of production in 2017.

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Potash prices

•	North American and international benchmark potash prices improved in 2017 compared to 2016 as the global supply and demand balance tightened and prices experienced upward momentum.
•	Benchmark prices in the U.S. Corn Belt were higher than in 2016, with Midwest potash prices averaging $282 per tonne in 2017 compared to $263 per tonne in 2016.
•	Our international prices are referenced at the mine site, thereby excluding transportation and distribution costs, while our North American sales are referenced at delivered prices and include transportation and distribution costs.

Potash product cost

•	The total cost of product sold for potash increased due to higher sales volumes during the year. However, the cost of product sold per tonne decreased due to fixed costs being distributed over greater sales volumes. Our production costs are reported as a weighted average of domestic and international sale volumes. A shift in relative weighting between these two end-markets can impact our reported average costs per tonne due to the inclusion of freight and distribution costs in the North American cost of goods sold. In 2017, 55 percent of our sales volumes were sold in the domestic market compared to 53 percent in 2016.
•	Production asset depreciation and amortization expense was $46 per tonne in 2017 (compared to $44 per tonne in 2016) and is included in cost of product sold.

Phosphate

Phosphate performance
(millions of U.S. dollars)	2017	2016
Sales	237	289
Cost of product sold	228	261
Gross profit	9	28

Phosphate gross profit

•	The decrease in phosphate gross profit in 2017 is due mainly to lower sales volumes at the Redwater facility and lower realized selling prices compared to 2016.

Phosphate sales volumes and operating rates

•	Sales volumes from our Redwater facility were 14 percent lower in 2017 due to an extended maintenance turnaround during the second half of 2017.

Phosphate prices

•	Our realized phosphate price decreased by 5 percent in 2017 due to lower global benchmarks during the first half of 2017 and timing of forward sales activity.

Phosphate product cost

•	Total cost of product sold decreased by 13 percent due to lower sales volumes, despite slightly higher input costs in 2017. Production asset depreciation and amortization expense of $29 per tonne in 2017 (compared to $25 per tonne in 2016) is included in the cost of product sold.

Ammonium sulfate, ESN® and other Wholesale products

Wholesale Other performance
(millions of U.S. dollars)	2017	2016
Sales	594	576
Cost of product sold	513	487
Gross profit	81	89

•	While ammonium sulfate selling prices were comparable to the prior year, lower sales volumes due to an extended maintenance outage increased the cost of product sold per tonne. As a result, gross profit per tonne was lower year-over-year.
•	ESN and other Wholesale products gross profit decreased due to lower realized selling prices of these products. Lower ESN selling prices were partially offset by lower cost of product sold due to lower urea input costs. Despite significant interruption to ESN production, demand for this controlled-release nitrogen product remained strong in 2017.

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Other Non-Operating Segment 2017 Results

“Other” is a non-operating segment comprising corporate and administrative functions that provide support and governance to our operating business units. Other is also used to eliminate purchase and sale transactions between our Retail and Wholesale business units so each business unit can be evaluated independently.

Expenses included in EBIT of our non-operating segment primarily comprise general and administrative costs at our headquarters, share-based payments, and other expenses such as regulatory compliance and foreign exchange gains and losses.

Other EBIT decreased by $63-million in 2017 compared to 2016 primarily due to:

•	$28-million lower gross profit recovery as a result of higher inter-segment inventory held by Retail at the end of 2017
•	An increase of $63-million in our Merger and related costs
•	An increase of $14-million in share-based payments primarily driven by the Agrium share price increase on December 29, 2017

This was partially offset by:

•	Recovery of $12-million in our accrued insurance liabilities
•	Impairment loss of $15-million in an international investment recorded in 2016

Consolidated Performance

Selected annual information
(millions of U.S. dollars, except per share amounts)	2017	2016	2015	(a)
Sales	13,766	13,457	14,795
Cost of product sold	10,340	10,078	10,907
Gross profit	3,426	3,379	3,888
Expenses	2,410	2,289	2,272
Earnings before finance costs and income taxes	1,016	1,090	1,616
Finance costs related to long-term debt	210	204	181
Other finance costs	101	74	71
Earnings before income taxes	705	812	1,364
Income taxes	203	228	376
Net earnings from continuing operations	502	584	988
Net (loss) earnings from discontinued operations	(187)	12	-
Net earnings	315	596	988
Attributable to:
Equity holders of Agrium	310	592	988
Non-controlling interest	5	4	-
Net earnings	315	596	988
Earnings per share attributable to equity holders of Agrium
Basic and diluted earnings per share from continuing operations	3.60	4.20	6.98
Basic and diluted (loss) earnings per share from discontinued operations	(1.36)	0.09	-
Basic and diluted earnings per share	2.24	4.29	6.98
Total assets	17,942	16,963	16,377
Non-current financial liabilities
Long-term debt	4,397	4,398	4,513
Other non-current financial liabilities	60	29	50
Total non-current financial liabilities	4,457	4,427	4,563
Dividends declared	483	484	478
Dividends declared per share	3.50	3.50	3.41
(a)	2015 was not restated for discontinued operations.

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Sales

2017 vs. 2016

•	Retail’s sales increased in 2017 primarily as a result of recent acquisitions and higher sales of our proprietary products. Solid demand for herbicide and insecticide products in North America, higher cotton and soybean acreages in the U.S., and higher canola acreages in Canada also contributed to the increase. Competitive pricing pressures and volatile commodity markets affected our realized selling prices.
•	Wholesale’s sales decreased in 2017 primarily as a result of plant downtime in the second half of 2017 and lower realized selling prices for nitrogen and phosphate due to a greater proportion of sales in the first half of 2017 when benchmark prices were lower than in 2016. This was partially offset by higher realized selling prices and sales volumes for potash due to continued ramp-up of production at the Vanscoy potash facility.

2016 vs. 2015

•	Despite increased crop nutrients sales volumes, Retail’s sales decreased in 2016 primarily as a result of lower crop nutrient selling prices. Competitive pricing pressures and volatile commodity markets affected our selling prices. On the other hand, increased corn and cotton acreages, improved political and economic environment in Argentina, and weather conditions supporting crop protection application increased sales for Retail.
•	Wholesale’s sales decreased in 2016 primarily as a result of lower realized selling prices for all products consistent with benchmark pricing. Overall sales volumes were higher compared to 2015, in particular for potash due to higher product availability resulting from the ramp-up of production at the Vanscoy potash facility as well as an increase in Agrium’s Canpotex allocation in 2016.

Gross profit

2017 vs. 2016

•	Retail’s gross profit increased in 2017 primarily as a result of recent acquisitions, higher sales of higher-margin proprietary products and continued focus on Operational Excellence initiatives.
•	Wholesale’s gross profit decreased in 2017 primarily due to lower sales volumes and lower realized selling prices for nitrogen and phosphate. Costs also increased due to higher natural gas input costs and extended planned maintenance turnarounds as well as unplanned downtime in the second half of 2017.

2016 vs. 2015

•	Retail’s gross profit increased in 2016 primarily as a result of higher crop protection product and application sales, increased sales of higher-margin proprietary products, increased supplier rebates and growing livestock business in Australia.
•	Wholesale’s gross profit decreased in 2016 due to cost management efforts, lower input costs including natural gas, and higher utilization rates for ammonia and phosphoric acid, Wholesale was able to reduce its cost of product sold across all major product lines. This was not sufficient, however, to offset the lower realized selling prices.

Expenses

Expenses breakdown
(millions of U.S. dollars)	2017	2016
Selling	2,014	1,913
General and administrative	247	240
Share-based payments	69	55
Earnings from associates and joint ventures	(39)	(66)
Other expenses	119	147
	2,410	2,289

•	Substantially all of our selling expenses were incurred by our Retail business unit. Selling expenses increased due to recent acquisitions, which resulted in higher payroll expense and increased depreciation and amortization due to a greater depreciable asset base, and higher fuel costs. Retail selling expenses as a percentage of sales were similar to 2016.
•	Share-based payments expense increased due to an increase in Agrium’s share price at December 29, 2017.
•	Earnings from associates and joint ventures decreased in 2017 primarily as a result of a lower foreign exchange gain from the devaluation of the Egyptian pound and the reversal of a gas tariff provision of $21-million at Profertil in 2016.

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Other expenses breakdown
(millions of U.S. dollars)	2017	2016
Loss on foreign exchange and related derivatives	14	13
Interest income	(59)	(66)
Asset impairment	-	15
Environmental remediation and asset retirement obligations	18	10
Bad debt expense	29	35
Potash profit and capital tax	13	12
Merger and related costs	94	31
Other	10	97
	119	147

Other expenses reflects the following:

•	An increase in Merger and related costs of $63-million in 2017
•	Lower expenses related to legal settlements and related fees of $18-million and Information Technology outsourcing costs of $14-million in 2016 with no similar expenses in 2017
•	Impairment loss of $15-million in an international investment recorded in 2016
•	Losses of $14-million from the termination of a distribution agreement and cancellation of a Canpotex terminal recorded in 2016

Finance costs

•	Finance costs increased by $33-million in 2017 compared to 2016 as a result of higher customer prepayments, lower capitalized interest as the Borger expansion project was completed and increased commercial paper drawings.

Income taxes

•	On December 22, 2017, the U.S. Tax Cuts and Jobs Act (the “Act”) was signed into law. Included in our 2017 earnings is a one-time net tax expense of $9-million related to the Act.
•	The effective tax rate of 29 percent from continuing operations for 2017 was higher than the tax rate of 28 percent for 2016 primarily due to the U.S tax reform and a decrease in certain U.S. manufacturing and mining tax deductions offset by lower earnings in higher tax rate jurisdictions.
•	Changes in statutory income tax rates, our mix of earnings, tax allowances and realization of unrecognized tax assets among the jurisdictions in which we operate can impact our overall effective tax rate. Further details of the year-over-year variances in these rates for the years ended December 31, 2017 and 2016, are provided in note 7 of the Notes to the Consolidated Financial Statements.

Net earnings from continuing operations

2017 vs. 2016

•	Despite strong Retail earnings in 2017 due to contributions from acquisitions, higher proprietary product sales and the continued focus on Operational Excellence in the U.S. as well as strong earnings in Australia, net earnings from continuing operations decreased. Our realized selling prices for nitrogen and phosphate decreased in 2017 and cost of product sold increased due to higher natural gas costs, planned and unplanned downtime at our nitrogen plants and the strengthening of the Canadian dollar.

2016 vs. 2015

•	Net earnings from continuing operations decreased as a result of lower nutrient benchmark prices, which in turn resulted in lower selling prices. Our cost of product sold and our selling and general administrative expenses decreased in 2016 as a result of our cost reduction efforts, lower input costs for most of our products, and higher utilization rates for ammonia and phosphoric acid; however, this was not enough to offset the decrease in our sales.

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Net earnings (loss) from discontinued operations

•	In 2017, net earnings (loss) from discontinued operations decreased primarily due to a $188-million write-down of CPO’s assets to fair value less cost to sell net of tax. The majority of the remaining value of assets held for sale is assigned to inventories.

Margins

Retail

Retail product margins are normally more stable than Wholesale margins as Retail tends to be more of a cost-plus margin business than Wholesale. However, several factors can influence Retail margins. For example, nutrient margins are impacted by price volatility between the time we purchase the product and the time we sell the product to the grower, as well as price volatility driven by the relative timing of our competitors’ nutrient purchases relative to our purchases. Fluctuations in commodity prices affect the types of crops planted, resulting in different crop input needs and, more significantly, affecting growers’ decisions on the timing of the application levels and rates of our products. Weather conditions can create significant fluctuations in the timing of Retail’s sales and the related margins based on the ability to plant or harvest and the associated application of inputs. Finally, crop protection and seed margins are influenced annually by changes in the value of chemicals and by newer seed varieties.

Wholesale

Nitrogen cost of product sold is affected by changes in North American natural gas prices, and nitrogen prices are impacted by changes in global nitrogen supply and demand. The combination of these market fluctuations impacts our nitrogen margins. Fluctuations in the cost of raw material inputs such as phosphate rock, sulfur and ammonia affect our phosphate margins. Foreign trade policies and buying strategy affect global supply and demand, which in turn influence potash pricing and margins. Our capacity utilization also affects our nitrogen, potash and phosphate margins.

Foreign Exchange

The international currency of the agribusiness industry is the U.S. dollar. Accordingly, we use the U.S. dollar as our reporting currency. We conduct business primarily in U.S. and Canadian dollars. We also have some exposure to the Argentine peso, Australian dollar, euro and Egyptian pound. Fluctuations in these currencies can impact our financial results.

Quarterly Results of Operations

The agricultural products business is seasonal. Consequently, year-over-year comparisons are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, and our customer prepayments are concentrated in December and January.

Our share-based payments fluctuate quarterly based on changes in our share price and our share performance relative to our peers.

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Selected quarterly information
(millions of U.S. dollars, except per share amounts)	2017 Q4	2017 Q3	2017 Q2	2017 Q1	2016 Q4	2016 Q3	2016 Q2	2016 Q1
Sales	2,450	2,382	6,271	2,663	2,238	2,192	6,361	2,666
Cost of product sold	1,666	1,825	4,744	2,105	1,489	1,624	4,838	2,127
Gross profit	784	557	1,527	558	749	568	1,523	539
Expenses
Selling	519	470	574	451	480	446	574	413
General and administrative	71	56	61	59	64	60	62	54
Share-based payments	29	40	(3)	3	33	5	13	4
Earnings from associates and joint ventures	(7)	(4)	(5)	(23)	(35)	(3)	(23)	(5)
Other expenses	50	16	43	10	43	45	48	11
Earnings (loss) before finance costs and income taxes	122	(21)	857	58	164	15	849	62
Total finance costs	85	80	76	70	72	66	70	70
Income taxes	10	(32)	228	(3)	23	(13)	221	(3)
Net (loss) earnings from continuing operations	27	(69)	553	(9)	69	(38)	558	(5)
Net (loss) earnings from discontinued operations	(9)	(182)	5	(1)	(2)	(1)	7	8
Net earnings (loss)	18	(251)	558	(10)	67	(39)	565	3
Attributable to:
Equity holders of Agrium	17	(253)	557	(11)	67	(41)	564	2
Non-controlling interest	1	2	1	1	-	2	1	1
Earnings (loss) per share from continuing operations attributable to equity holders of Agrium:
Basic and diluted	0.19	(0.52)	4.00	(0.07)	0.50	(0.28)	4.03	(0.04)
Earnings (loss) per share attributable to equity holders of Agrium:
Basic and diluted	0.13	(1.84)	4.03	(0.08)	0.49	(0.29)	4.08	0.02
EBITDA	260	100	1,000	186	295	134	985	169
Dividends declared	120	122	121	120	121	120	122	121
Dividends declared per share	0.875	0.875	0.875	0.875	0.875	0.875	0.875	0.875

Significant factors affecting the comparability of quarterly results include the following:

2017

•	Earnings from associates and joint ventures increased in the first quarter due the continued devaluation of the Egyptian pound, which led to a foreign exchange gain in our investment in MOPCO (net of tax).
•	Other expenses were higher in the second and fourth quarters as we recorded Merger and related costs of $15-million and $52-million, respectively.
•	We recorded a $178-million loss on re-measurement of assets held for sale, net of taxes, in the third quarter of 2017.

2016

•	Earnings from associates and joint ventures increased in the second quarter as we recorded our share of Profertil’s reversal of a gas tariff provision of $21-million. The devaluation of the Egyptian pound in the fourth quarter led to a foreign exchange gain of $35-million in our investment in MOPCO (net of tax).
•	Under other expenses, we recorded the following expenses:
o	Costs of $8-million related to the termination of a distribution agreement with one of our U.S. distributors in the second quarter.
o	Aggregate fees of $17-million and $14-million in the third and fourth quarter, respectively, in connection with the Merger.
o	Information Technology outsourcing costs of $7-million for each of the third and fourth quarters.
o	Asset impairment of $15-million related to an international investment in the fourth quarter.

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Financial Condition

2017 vs. 2016

The following are changes to the financial condition of our consolidated balance sheet for the year ended December 31, 2017.

Detailed balance sheet analysis
(millions of U.S. dollars, except as noted)	December 31, 2017	December 31, 2016	$ Change	% Change	Explanation of the change in balance
Assets
Cash and cash equivalents	466	412	54	13%	See discussion in the section “Liquidity and Capital Resources”.
Accounts receivable	2,406	2,208	198	9%	Increases in Retail due to higher sales and extended payment terms to customers, partially offset by timing of rebate payments from suppliers.
Income taxes receivable	18	33	(15)	(45%)	-
Inventories	3,321	3,230	91	3%

Retail supplier programs created favorable conditions to take crop protection supply early, partially offset by decreases in Wholesale driven by amounts reclassified as assets held for sale related to CPO and extended turnarounds and production challenges.

Prepaid expenses and deposits	1,004	855	149	17%	Pre-purchased seed inventory in Retail increased, partially offset by lower pre-purchased crop nutrients inventory as market pricing made pre- payment less favorable.
Other current assets	120	123	(3)	(2%)	-
Property, plant and equipment	7,091	6,818	273	4%	Increases from additions coupled with foreign exchange translation were partially offset by depreciation and amounts reclassified as assets held for sale related to CPO.
Intangibles	518	566	(48)	(8%)	-
Goodwill	2,228	2,095	133	6%	Increase was due to growth in our Retail business unit from acquisitions.
Investments in associates and joint ventures	522	541	(19)	(4%)	-
Other assets	58	48	10	21%	-
Deferred income tax assets	85	34	51	150%	Increase was primarily due to increases in various deductible temporary differences in Canada.
Total assets	17,942	16,963	979	6%

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Detailed balance sheet analysis
millions of U.S. dollars, except as noted)	December 31, 2017	December 31, 2016	$ Change	% Change	Explanation of the change in balance
Liabilities
Short-term debt	867	604	263	44%	Increased commercial paper financing for working capital requirements.
Accounts payable	5,206	4,662	544	12%

Increases in Retail related primarily to higher inventory purchases in anticipation of higher sales, and higher customer prepayments in Australia due to growth in the prepayment program coupled with customer ability to prepay due to improved market conditions.

Income taxes payable	27	17	10	59%	-
Long-term debt	4,408	4,508	(100)	(2%)	Decrease related to $100-million 7.7 percent senior notes repaid in 2017.
Post-employment benefits	142	141	1	1%	-
Other provisions	585	381	204	54%	Increase in provision was primarily due to updated cash projections for asset retirement obligations at our phosphate processing site.
Other liabilities	106	68	38	56%	-

Deferred income tax liabilities	473	408	65	16%	Increase was due to property, plant and equipment taxable temporary differences.
Total liabilities	11,814	10,789	1,025	10%
Shareholders’ equity	6,128	6,174	(46)	(1%)

Shareholders’ equity

Shareholders’ equity was $6.1-billion at December 31, 2017 – a decrease of $46-million compared to December 31, 2016. The change is primarily the result of the following:

•	Net earnings of $310-million attributable to equity holders of Agrium
•	Offset by dividend declarations of $483-million during the year.

Dividends

On May 5, 2015, a quarterly dividend increase from $0.78 per share to $0.875 per share was approved by Agrium’s Board of Directors.

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Dividends declared
(millions of U.S. dollars, except per share amounts)			December 31,
	2017				2016
Declared		Paid to	Total	Declared		Paid to	Total
Effective	Per share	shareholders		Effective	Per share	shareholders
February 22, 2017	0.875	April 20, 2017	120	February 24, 2016	0.875	April 21, 2016	121
May 2, 2017	0.875	July 20, 2017	121	May 3, 2016	0.875	July 21, 2016	122
August 10, 2017	0.875	October 19, 2017	122	August 3, 2016	0.875	October 20, 2016	120
December 14, 2017	0.875	January 18, 2018	120	December 16, 2016	0.875	January 19, 2017	121
	3.50		483		3.50		484

Outstanding Share Data

The number and principal amount of our outstanding shares at December 31, 2017, the last day prior to completion of the Merger, were as follows:

Outstanding shares at December 31, 2017
	Number of shares	Market value
Common shares	138,165,765	$16-billion

At December 31, 2017, the number of stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 1,380,868.

As of the date hereof, as a result of completion of the Merger and subsequent amalgamation of Agrium and Agrium AcquisitionCo ULC, all of the common shares of Agrium are now held by Nutrien. Also, as a result of the Merger, Nutrien assumed Agrium’s obligations under stock options outstanding as at December 31, 2017. Refer to Merger with PotashCorp section for details.

Liquidity and Capital Resources

Agrium generally expects to be able to meet its working capital requirements, capital resources needs and shareholder returns through a variety of sources, including available cash on hand, cash provided by operations, short-term borrowings from the issuance of commercial paper (CP), and borrowings under credit facilities and a securitization program. Depending on the nature, timing and extent of any liquidity requirements, we may consider expanding existing sources of financing or accessing other sources of financing.

Sources and uses of cash
(millions of U.S. dollars)	2017	2016	Change
Cash provided by operating activities	1,319	1,637	(318)
Cash used in investing activities	(922)	(993)	71
Cash used in financing activities	(335)	(687)	352
Effect of exchange rate changes on cash and cash equivalents	(12)	(67)	55
Decrease (increase) in cash and cash equivalents	50	(110)	160
Cash and cash equivalents provided by discontinued operations	4	7	(3)

Our cash provided by operating activities is lower in 2017 due to:
Cash provided by operating activities	•	Higher Retail inventory purchases due to higher anticipated sales and favorable conditions for an earlier crop protection supply purchase
	•	Dividends of $108-million received from Profertil in 2016 with no similar transaction this year

This decrease was largely offset by:
	•	Lower tax payments made in Canada and the U.S.
Cash used in investing activities		Our cash used in investing activities decreased by $71-million due to reduced business acquisition activity in our Retail business unit.
Cash used in financing activities		The change was due to higher commercial paper drawings partially offset by repayment of a long-term debt in 2017.

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Cash position

Our year-end cash and cash equivalents balance was $466-million in 2017 and $412-million in 2016. We do not hold material cash balances in currencies other than the U.S. dollar, Canadian dollar and Australian dollar. We held approximately $35-million U.S. dollar equivalent in Australia. We do not depend on repatriation of cash from our foreign subsidiaries to meet our domestic liquidity and capital resources needs.

Working capital

Working capital breakdown
(millions of U.S. dollars)	December 31, 2017	December 31, 2016
Current assets, excluding assets held for sale	7,335	6,861
Current liabilities	6,174	5,452
Working capital	1,161	1,409

We use our working capital to settle our operating expenses, including payments of our inventories and short-term debt and current portion of long-term debt. The decrease in our working capital in 2017 is primarily due to higher Retail inventory purchases and higher customer prepayments in Australia due to growth in the prepayment program and improved market conditions.

As of December 31, 2017, we have sufficient current assets to meet our current liabilities. See the discussion of current assets in the section “Financial Condition” for more information on the drivers of this change in working capital and “Quarterly Results of Operations” for a discussion of the seasonality of our business.

Capital expenditures and spending

Sustaining capital expenditures include the cost of replacements and betterments for our facilities. Our sustaining capital expenditures were higher in 2017 due to planned and unplanned outages at our Wholesale nitrogen and phosphate facilities in the second half of 2017.

Investing capital expenditures typically include significant expansion of existing operations or new acquisitions. Our investing capital expenditures decreased in 2017 primarily due to lower spending as we completed the Borger expansion project at the end of 2016. In 2017, pre-commissioning and commissioning costs were incurred for this project.

Capital spending and expenditures by business unit (a)
(millions of U.S. dollars)	2017	2016
Retail
Sustaining	140	111
Investing	112	50
	252	161
Acquisitions (b)	203	342
	455	503
Wholesale
Sustaining	280	221
Investing	115	312
	395	533
Other
Sustaining	3	4
Investing	27	3
	30	7
Total
Sustaining	423	336
Investing	254	365
	677	701
Acquisitions (b)	203	342
	880	1,043
(a)	Excludes capitalized borrowing costs
(b)	Represents business acquisitions and includes acquired working capital; property, plant and equipment; intangibles; goodwill; and investments in associates and joint ventures

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Future cash requirements

Contractual obligations and other commitments

Our aggregate contractual obligations for continuing operations at December 31, 2017 are set out in the table below.

Contractual and other obligations (d)
	Payment due by period
(millions of U.S. dollars)	Less than one year	One to three years	Four to five years	More than five years		Total
Operating
Long-term debt – interest	219	368	362	2,232		3,181
Operating leases	147	201	116	157		621
Purchase obligations (a)	1,140	515	468	376		2,499
Derivative financial instruments	62	28	-	-		90
Other commitments	61	56	26	12		155
Total operating obligations	1,629	1,168	972	2,777		6,546
Capital
Long-term debt – principal repayments	11	500	500	3,425		4,436
Asset retirement obligations (b)	17	44	13	337	(c)	411
Environmental remediation liabilities (b)	22	47	11	65		145
Total capital obligations	50	591	524	3,827		4,992
Total	1,679	1,759	1,496	6,604		11,538
(a)	Commitments include our proportionate share of commitments of joint ventures
(b)	Represents the undiscounted, estimated cash outflows
(c)	This figure does not include estimated asset retirement obligations related to our nitrogen or potash operations. See the discussion in the section “Asset retirement obligations”.
(d)	Our post-employment benefits obligation is not included in this table. Refer to note 8 of the Notes to the Consolidated Financial Statements for additional information.

Long-term debt

Long-term debt consists primarily of debentures. Failure to maintain certain financial ratios in respect of our credit facilities and other covenants in our various debt instruments may trigger early repayment provisions. See the discussion in the section “Debt Instruments, Capital Management and Ratings”.

Operating leases

Operating lease commitments consist primarily of leases for railcars and contractual commitments at distribution facilities in our Wholesale business unit, vehicles and application equipment in our Retail business unit, and office equipment and property leases throughout our operations. The commitments represent the minimum payments under each agreement.

Purchase obligations

Purchase obligations include minimum commitments for North American natural gas purchases, which include both floating rate and fixed rate contracts, and are calculated using the prevailing NYMEX forward prices for U.S. facilities and AECO forward prices for Canadian facilities at December 31, 2017.

Profertil has annual gas contracts denominated in U.S. dollars, expiring in 2019. These contracts account for 100 percent of Profertil’s gas requirements. YPF S.A. (“YPF”), our joint venture partner in Profertil, supplies approximately 70 percent of the gas under these contracts.

Our Carseland facility has a power co-generation agreement, expiring on December 31, 2026, for which we are able to purchase 60 megawatt-hours of power per hour. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.

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Our Redwater, Alberta facility produces sulfur and phosphate-based fertilizers and sources rock through a long-term supply agreement with OCP S.A. (“OCP”). This agreement, which extends to 2018, entails a minimum commitment to purchase phosphate rock. We had the option to extend the agreement to 2020 with any potential subsequent volumes to be determined in 2016. In 2016, we notified OCP that we would not be nominating any volumes past 2018. Purchase prices are based on a formula derived from the global price for finished phosphate products. We entered into a freight contract to import phosphate rock extending through 2019, with a total outstanding commitment of $59-million at December 31, 2017.

As part of our agreement to sell CPO to Itafos, Agrium entered into long-term strategic supply and offtake agreements with Itafos which extends to 2023. Under the terms of the supply and offtake agreements, Agrium will supply 100 percent of the ammonia requirements of CPO and purchase 100 percent of the MAP product produced at CPO. The MAP production is estimated at 330,000 tonnes per year.

Asset retirement obligations

Our mining, extraction, processing and distribution activities result in asset retirement obligations that are part of our normal course of operations. Such retirement obligations include closure, dismantlement, site restoration or other legal or constructive obligations for termination and retirement of assets. Expenditures may occur before and after closure. In 2017, we increased our asset retirement obligations at our phosphate processing site due to changes in our estimated future cash outflows. We expect to incur expenditures for our phosphate obligations over the next 70 years. We expect to make payments for our potash and nitrogen obligations after that time. The discounted estimated cash outflows required to settle the asset retirement obligations is $407-million at December 31, 2017.

Environmental remediation liabilities

We establish provisions for environmental expenditures that relate to existing conditions caused by past operations that do not contribute to current or future revenue generation. We capitalize environmental expenditures that extend the life of the property, increase its capacity, or mitigate or prevent contamination from future operations. The discounted estimated cash outflows required to settle the environmental remediation liabilities is $149-million at December 31, 2017.

Future capital expenditures

Sustaining capital expenditures

In 2018, our sustaining capital is expected to be approximately $400-million to $450-million for a number of large projects planned for the year, including the following:

•	Reliability projects for manufacturing facilities
•	Wholesale resource development projects
•	Risk management and risk reduction projects
•	Planned turnaround inspection and overhaul at certain facilities
•	Spending at our Retail operations in North and South America and Australia

Investing capital expenditures

Our investing capital program planned for 2018 is expected to be approximately $300-million to $350-million and includes the following:

•	Greenfield investment in Retail facilities
•	Other Retail investments in growth and efficiency opportunities

We anticipate that we will be able to finance the foregoing expenditures through a combination of cash from operating activities, existing lines of credit (see the discussion in the section “Debt Instruments, Capital Management and Ratings” for further details) and funds available from new debt securities offerings.

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Debt Instruments, Capital Management and Ratings

Debt instruments

Short-term debt consists mainly of U.S. dollar-denominated CP issued in Canada and the U.S., as well as various bank lines of credit for our operations in Europe, South America and Australia. We utilize a $2.5-billion multi-jurisdictional facility, of which a $2.4-billion tranche is available for use in North America and a $100-million tranche is available for use in Australia. At December 31, 2017, we had not drawn on our North American tranche, and Australian tranche draws totaled $94-million. We had $565-million of CP outstanding at December 31, 2017, at a weighted average interest rate of 1.88 percent. Amounts borrowed under the CP program reduce our borrowing capacity under the multi-jurisdictional facility on a dollar-for-dollar basis. In addition, we have a $500-million accounts receivable securitization program. At December 31, 2017, we had not drawn on the program. For our international operations, we had credit facilities of approximately $501-million, of which $208-million was outstanding at December 31, 2017, including $47-million in Europe and $161-million in South America.

Refer to note 17 of the Notes to the Consolidated Financial Statements for further information on our short-term debt and long-term debt.

Capital management

Refer to note 3 of the Notes to the Consolidated Financial Statements for further information on our capital management policies.

Multi-jurisdictional facility covenants	Limit	December 31, 2017
Interest coverage ratio (a)	> 2.5	5.0
Debt-to-capital ratio (b)	< 0.65	0.45
(a)	Calculated as the last 12 months’ EBITDA divided by finance costs, which includes finance costs related to long-term debt plus other finance costs
(b)	Calculated as total adjusted debt divided by the sum of total adjusted debt and total equity. For purposes of this ratio, total adjusted debt is calculated as the sum of short-term debt, long-term debt, guarantees and letters of credit (specified in credit facility agreements), net of cash and cash equivalents.

We have met these covenants as at December 31, 2017 and December 31, 2016.

Debt ratings

We provide the following information regarding Agrium’s credit ratings as it relates to our financing costs, liquidity and operations. Specifically, credit ratings affect Agrium’s ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current rating on our debt by the rating agencies, particularly a downgrade below investment grade, or a negative change in the outlook for the Company could adversely affect Agrium’s cost of financing and our access to sources of liquidity and capital.

Debt ratings breakdown
Rating agency	Date of affirmation	Long-term debt rating	USD commercial paper	Ratings outlook
Standard & Poor’s Ratings Services	October 30, 2017	BBB	A-2	CreditWatch Positive
Moody’s Investors Service	September 30, 2017	Baa2	P-2	Under Review for Upgrade

Refer to our AIF in the section “Item 7 – Description of Capital Structure – 7.3 Debt Ratings” for further information on our ratings, including ratings definitions.

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Off-balance Sheet Arrangements

Guarantees

At December 31, 2017, we owned a one-third interest in Canpotex Limited (“Canpotex”) an industry association historically owned equally by PotashCorp, The Mosaic Company (“Mosaic”) and Agrium.

Agrium is contractually obligated to reimburse Canpotex for our economic interest of 8.87 percent pro-rata share of any operating losses or other liabilities incurred in 2017. There were no such losses in 2017.

Following the completion of the Merger, effective January 1, 2018, Nutrien owns a 50 percent voting interest and currently has a 63.82 percent economic interest in Canpotex. Mosaic owns the remaining voting and equity interest in Canpotex. Nutrien guarantees operating losses or other liabilities of Canpotex to the extent of its economic interest.

We believe the probability of conditions arising that would trigger any guarantee of Canpotex is remote. Reimbursements, if any, would be made through reductions of future cash receipts from Canpotex.

Financial Instruments

Risk management

In the normal course of business, our balance sheet, results of operations and cash flows are exposed to various risks. Agrium’s Board of Directors approved a strategic plan that takes into account the opportunities and major risks of our business and mitigating factors to reduce these risks and set upper limits on the amounts and time periods over which management may manage risk using derivative financial instruments. Our Corporate Financial Risk Committee reviewed risk management policies and procedures and monitored compliance with these limits and associated exposure-management activity. We managed risk in accordance with our Global Exposure Management Policy, whose objective was to reduce volatility in cash flows and earnings.

Our derivative financial instruments and the nature of the risks to which they are, or may be, subject are set out in the following table:

Derivative financial instruments
Risks
	Currency	Commodity price	Credit	Liquidity
Foreign currency forward, swap and option contracts	X		X	X
Natural gas swaps		X	X	X

Refer to note 4 of the Notes to the Consolidated Financial Statements for further information on our financial instruments.

Material Business Risks

Following is a discussion of risks that could affect Agrium’s financial performance. Additional risks facing Agrium’s business are provided in Agrium’s AIF.

Product price and margin

Agrium’s operating results depend on product prices and margins, which in turn depend on demand for crop inputs. Among the factors that can affect demand for crop inputs are weather conditions, outlook for crop nutrient prices and farming economics, governmental policies, access of our customers to credit, and build-up of inventories in distribution channels.

The majority of our Wholesale nutrient business is a commodity business with little product differentiation. Product prices are largely affected by supply and demand conditions, input costs and product prices. Resulting margins can therefore be volatile.

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Within our Wholesale business unit, we sell manufactured product that is subject to margin volatility.

Our Retail business unit experiences relatively stable margins, which provide stability to our annual cash flows and earnings. Nonetheless, during times of significant price volatility, the factors above can affect margins to a certain degree.

Weather

Anomalies in regional weather patterns or a longer term shift in global weather patterns due to climate change can have a significant and unpredictable impact on demand for our products and services. They may also impact prices. Our Retail customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. Should adverse weather including droughts, floods, excessive precipitation and other unusual events or longer term shifts attributable to climate change occur during these seasonal windows, we could face the possibility of reduced sales in those seasons without the opportunity to recover until the following season. In addition, we face the significant risk of inventory carrying costs should our customers’ activities be curtailed during their normal seasons. We must manufacture product throughout the year to meet peak season demand and to react quickly to changes in expected weather patterns that affect demand.

Unplanned plant downtime

The results of our Wholesale business depend on the availability of our manufacturing facilities. Prolonged plant shutdown may significantly reduce product available for sale, may affect the environment and/or the community, and may cause injury to an employee or a member of the public.

Transportation

Reducing the delivered cost of product and ensuring reliability of product delivery to our customers are key success factors for our Wholesale marketing operations. Potential medium-term risks are the increased regulations and costs of transporting ammonia within North America given the safety concerns respecting transportation of this product.

Business acquisitions and expansions

We face the risk that recent or future acquisitions could fail to fully deliver the expected economic benefits, or we may experience integration challenges that could result in delays in achieving some or all anticipated synergies and require the allocation of additional resources to integrate the acquired businesses. Similarly, expansions of existing facilities or greenfield developments undertaken may have higher capital construction costs or be delayed, or such projects may not generate the expected return on investment.

Human resources

Long-term forecasts predict a tight labor market across many areas in which we operate due to changing demographics, including the general aging of the population. A tight labor market, including the associated risks of losing key individuals and difficulty attracting and retaining qualified personnel, is a risk to the business.

Raw materials

Natural gas is the principal raw material used to manufacture nitrogen and is the single largest purchased raw material for our Wholesale operations. North American natural gas prices are subject to price volatility. An increase in the price of natural gas increases our nitrogen cost of production and may negatively impact margins for our North American nitrogen sales. This is particularly important for our nitrogen facilities in Western Canada and Borger, Texas, where we purchase gas on the open market. Higher production costs may be partially or fully reflected in higher domestic and international product prices, but these conditions do not always prevail. In addition, the price for natural gas in North America can vary significantly compared to prices in Europe and Asia. Significantly lower natural gas prices in Europe and/or Asia would give our competitors in Europe and Asia a competitive advantage, which could, in turn, decrease international and domestic product prices and reduce our margins.

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The Profertil nitrogen facility faces risk concerning gas deliverability during winter due to strains on gas distribution and residential demand in Argentina. The Argentine government has at times reduced the amount of gas available to industrial users in favor of residential users during the peak winter demand season.

Mining has inherent risks. Risks for potash mining include water intake or flooding as well as variability in quality, which can impact cost and production volumes.

Counterparty

We face the risk of loss should a counterparty be unable to fulfill its obligations with respect to accounts receivable or other contracts, including derivative financial instruments.

Credit and liquidity

Our business depends on access to operating credit lines to fund our ongoing operations. Should overall credit liquidity in the markets be limited, our ability to operate under normal conditions could be impacted. For further discussion, see “Debt Instruments, Capital Management and Ratings – Debt Ratings”.

Foreign exchange

Currency risk arises from the revaluation of monetary foreign assets and liabilities in conjunction with currency volatility. Foreign monetary asset and liability balances primarily comprise intercompany loans and external short-term debt. A significant shift in the value of the Canadian dollar and/or Australian dollar against the U.S. dollar could impact reported earnings.

Additional currency risk stems from the translation of our foreign subsidiaries’ statements of operations to U.S. dollars for consolidation at the parent level. Agrium’s Wholesale business incurs costs in Canadian dollars and earns sales in Canadian and U.S. dollars. Additionally, the Canadian and Australian Retail businesses operate in their local currencies, and results are subsequently translated into the presentation currency. A significant shift in the value of the Australian dollar against the U.S. dollar could impact reported earnings.

Country

We have significant operations in Canada, the U.S. and Australia. We also operate in a number of South American and European countries, have business investments in Egypt, and depend on phosphate rock from Morocco. International business exposes us to a number of risks, such as uncertain economic conditions in the countries in which we do business, abrupt changes in foreign government policies and regulations, restrictions on the right to convert and repatriate currency, political risks, and the possible interruption of raw material supply due to transportation issues or government-imposed restrictions. We do not engage in business activities in any country that is a state sponsor of terrorism.

We hold a 26 percent interest in MOPCO, which operates a nitrogen facility in Egypt. Notwithstanding our representation on the Board of Directors and management of MOPCO, we may not be able to maintain significant influence over its operations. There is also a risk to the MOPCO nitrogen facility with respect to gas deliverability, as gas may be diverted for power generation as Egypt is seeing a growing demand for power.

Following its nationalization by the Argentine government in 2012, YPF, as the other 50 percent owner of the Profertil nitrogen facility, may have business and economic interests or policy objectives under government management, which may be inconsistent with our interests as a 50 percent owner of that facility and which could adversely affect the profitability, financial condition and results of operations of the Profertil facility. During 2015, the Government of Argentina ended its currency controls; however, Argentina is subject to economic uncertainty that could affect our ability to repatriate cash from that country. We do not depend on repatriation of cash from our foreign subsidiaries to meet our liquidity and capital resource needs.

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Legislative risk

We are subject to legislation, regulation and government policies in the jurisdictions in which we operate. We cannot predict how these laws, regulations or policies or their interpretation, administration and enforcement will change over time, and it is possible that future changes could negatively impact our operations, markets or cost structure.

Environment, health, safety and security

We face EHS&S risks typical of those found throughout the agriculture, mining and chemical manufacturing sectors and the international fertilizer supply chain. These include the potential of physical injury to employees and contractors; possible environmental contamination and human exposure to chemical releases and accidents during manufacturing, mining, transportation, storage and use; and the security of our personnel, products, intellectual property and physical assets domestically and overseas from intentional acts of destruction, crime, violence, terrorism, and ethnic and international conflicts. In addition, there are risks of natural disasters and risks to health, including pandemic risk.

Litigation risk

Agrium, like any other business, is subject to the risk of becoming involved in disputes and litigation. Any material or costly dispute or litigation could adversely impact our consolidated financial position and results of operations. For further discussion, see “Provisions and contingencies for asset retirement, environmental and other obligations”.

Provisions and Contingencies for Asset Retirement, Environmental and Other Obligations

General nature of provisions and contingencies

We are exposed to possible losses for environmental matters and other claims and lawsuits related to our current and acquired businesses. We expect our involvement in such matters to continue in the normal conduct of our business. We will represent our interests vigorously in all of the proceedings in which we are involved.

Legal proceedings and environmental matters are inherently complex, and we apply significant judgment in estimating probable outcomes. As a result, the potential exists for adjustments to liabilities and material variances between actual costs and estimates. We may not be able to make a reliable estimate of losses or the range of possible losses when claims do not specify an amount of damages sought, when there are numerous plaintiffs, or when a case is in its early stages.

Our procedures for assessing provisions and contingencies

We undertake a review process at each reporting period. Our process includes:

•	Business unit and corporate staff review in consultation with in-house legal counsel and internal accounting professionals to determine whether current information available to us supports our estimates of the financial effect of new or existing matters and our related disclosures
•	Consultation with external counsel where appropriate to corroborate business and in-house legal counsel’s analysis and conclusions about the facts of each case and the status of litigation
•	Discussion and correspondence with third parties
•	Review of publicly available information for similar matters involving other companies

In assessing provisions and contingencies, we consider the need for accounting recognition and/or disclosure of existing and potentially new matters. Our assessment considers the probability of adverse judgments and the range of possible losses. We base our assessment of probable outcomes of matters on our judgment of a number of factors including:

•	Similar past experience and history
•	Precedents
•	Relevant financial, scientific and other evidence of each matter
•	Opinions from corporate and outside counsel

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Accounting recognition of provisions and contingencies under IFRS (International Accounting Standards (IAS) 37)

Likelihood of outcome of matter	Probability of occurrence (policy)	Accounting treatment
Probable	More likely than not – greater than 50 percent	Record a provision
Possible but not probable	5 to 50 percent	Disclose a contingent liability
Remote	Less than 5 percent	No disclosure required

Key definitions
Provision	A liability of uncertain timing or amount, recorded when:
	(a)	a present obligation exists as a result of a past event
	(b)	it is probable that a future outflow of economic benefits will be required to settle the obligation,
and
	(c)	the amount of the obligation can be reasonably estimated
Contingent liability	Either:
	a)	a possible obligation that arises from past events and whose existence will be confirmed only by future uncertain events not wholly within our control, or
	b)	a present obligation arising from past events that is not recognized because
i) a future outflow of resources to settle the obligation is not probable, or
ii) the amount of the obligation cannot be reliably measured

IAS 37 also requires that we measure a provision at the present value of our best estimate of the expenditure required to settle the obligation and that we consider risks and uncertainties in measurement of provisions.

Environmental remediation activities

Some remediation activities at our sites are subject to the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the U.S. Resource Conservation and Recovery Act (RCRA) and similar federal, state, provincial and local environmental laws. These laws provide for phases of remediation under regulatory oversight, which may include:

•	Investigation
•	Risk assessment
•	Remedy selection
•	Remedial design
•	Remedial action, including construction
•	Operation, maintenance and long-term monitoring
•	Closure

Some of the above phases may require feasibility studies, analyses, plans, opportunities for public comment and inspections. Because of the complexity of the CERCLA and RCRA and other oversight processes, the time from identification of a matter through to closure may take several years.

Current developments – specific environmental and other matters
Matter	Developments in 2017
Idaho phosphate mining and processing sites

We are subject to investigations by U.S. federal and state agencies of existing and former phosphate mining and processing sites in Idaho. Nu- West Industries, Inc. (“Nu-West”), a wholly owned subsidiary of Agrium, has been notified of potential violations of federal and state statutes. Nu-West is working co-operatively with federal and state agencies and, depending on the site, is in the investigation or risk assessment stage or has, for some sites, begun preliminary work under agreements with the agencies. Completion of investigations, risk assessments or preliminary work will enable Nu-West and the agencies to determine what, if any, remediation work will be required.

During 2017, Nu-West continued to complete substantial remedial construction and investigative fieldwork for certain of the Idaho sites. Remedial actions for the remaining sites are either under assessment or on hold until the remedial construction at other sites is complete as these efforts may positively affect the results of the investigations.

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In 2017, discussions between Nu- West and the trustees of U.S. federal and state agencies continued to assess potential damages at the Idaho phosphate mining and processing sites.

We disposed of CPO; however, Agrium retained certain environmental remediation liabilities previously recorded prior to the sale.
Manitoba mining properties

In 1996, Agrium acquired Viridian Inc. (“Viridian”). Viridian was amalgamated with Agrium in 2017. Agrium has retained certain liabilities associated with the Fox Mine – a closed mineral processing site near Lynn Lake, Manitoba. Agrium is currently treating water draining from the site to meet provincial downstream water quality standards. Agrium has substantially completed the investigation phase of remediation and is currently in discussions with the Province of Manitoba regarding remedial alternatives selection. Concurrence and approval from the Province of a remedial design are expected within the next 12 to 36 months. For this matter, we have not disclosed information about the amount accrued for site remediation because disclosure of such information would seriously prejudice our position in discussions with the Province; however, we do not anticipate such amounts to be material to us. There were no significant developments in 2017.

There were no material developments in 2017.

For the Idaho phosphate mining and processing sites and Manitoba mining properties matters described above, at the date of issuance of our Consolidated Financial Statements, we determined that we could not make a reliable estimate of the amount and timing of any financial effect in excess of the amounts accrued. Reasons for this determination include:

•	Complexity of the matters
•	Early phases of most proceedings
•	Lack of information on the nature and timing of future actions in the matters
•	Dependency on the completion and findings of investigations and assessments
•	Lack of specific information as to the nature, extent, timing and cost of future remediation

Until we have greater clarity as to our liability and the extent of our financial exposure, it is not practical to make a reliable estimate of the financial effect. As negotiations, discussions and assessments proceed, we may provide estimates. Events or factors that could alleviate our current inability to make reliable estimates for these matters include:

•	Further identification of allegations or demands
•	Completion of remediation phases
•	A ruling by a court or other regulatory body having jurisdiction
•	Initiation of substantive settlement negotiations

Additional detail of specific litigation matters described above at the date of issuance of this MD&A is set out in our AIF in the section “Item 5.1 – Business of Agrium – 5.1 (h) Environmental Protection Requirements”.

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Controls and Procedures

Disclosure controls and procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in our annual filings, interim filings (as these terms are defined in the U.S. by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) and in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”)) and other reports filed or submitted by us under provincial and territorial securities legislation is recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2017, have concluded that, as of such date, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by Agrium in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is (a) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (b) accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that our disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, as amended, and NI 52-109. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of December 31, 2017 based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on this evaluation, the CEO and CFO concluded that as of December 31, 2017, we did maintain effective internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2017, was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in the Consolidated Financial Statements.

Changes to internal control over financial reporting

There was no change in our internal control over financial reporting in 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Estimates

We prepare our Consolidated Financial Statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. Critical estimates are those most subject to uncertainty and which have the most significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the following year.

In note 25 of the Notes to the Consolidated Financial Statements, we have described in detail the following accounting estimates, which are the most critical in helping readers understand and evaluate our reported financial results. In our Consolidated Financial Statements, we have also discussed assumptions underlying our estimates and factors that might impact our estimates.

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These critical accounting estimates require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effects of matters that are inherently uncertain. We have set out below additional information on events, trends and uncertainties that could impact our estimates. As well, we have described the impact on our financial statements of a reasonably possible change in one assumption while holding all other assumptions constant.

Impairment testing

Sensitivity of the results of goodwill impairment testing to changes in assumptions is described in note 14 of the Notes to the Consolidated Financial Statements. If actual results are not consistent with our estimates or assumptions, we may be exposed to an impairment that could be material. If key assumptions and estimates about our operations change, including lower than assumed sales growth, higher costs or other negative factors, we could record a material impairment to goodwill.

Provisions

Because of the judgments made in determining the recognition and amount of our provisions, they can change significantly due to the inherent uncertainties in our estimates. Changes could have a material impact on our future earnings.

A change in the assumptions underlying our provisions for environmental remediation and asset retirement could significantly impact our financial position and results of operations. A 1 percent increase in the rate we use to discount our provisions at December 31, 2017, would decrease our consolidated net earnings by $30-million in 2017.

A 10 percent change in our provision for litigation at December 31, 2017, would have affected consolidated net earnings by $1-million in 2017.

Income taxes

Although we believe our assumptions and estimates are reasonable, our tax assets are realizable and our accruals for tax liabilities are adequate for all open tax years based on our interpretations of tax law and prior experience, actual results could differ. This may affect consolidated income tax expense and earnings in future years.

Our effective income tax rate in a given financial statement period could change materially to the extent that we prevail in matters for which we have recorded a liability or are required to pay amounts in excess of our recorded liability.

Inventory valuation

We continuously assess whether lower prices for our products require that we write down inventories. During 2017 and 2016, we did not record any material inventory write-downs.

A 1 percent reduction in our inventories at December 31, 2017, would have reduced consolidated net earnings by $24-million in 2017. Decreases in global prices of our commodities held in inventory have the greatest potential to cause us to write down inventories.

Accounting Standards and Policy Changes

IFRS 15 Revenue from Contracts with Customers

Revenue from Contracts with Customers establishes a new model for revenue earned from a contract with a customer. The standard provides specific guidance on identifying separate performance obligations in the contract and allocating the transaction price to the separate performance obligations in an amount that reflects that total consideration to which an entity expects to be entitled during the term of the contract. The standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and related cash flows.

Agrium will adopt the standard on the effective date of January 1, 2018. Agrium will adopt the standard using the modified retrospective approach with the cumulative-effect of the adjustment recognized at the date of adoption, subject to allowable and elected practical expedients.

In adopting IFRS 15, we completed a review of all our contracts with customers. Since our contracts are primarily short-term in nature and generally do not include significant multiple deliverable components, there will be no material impact of adoption. In addition, our accounting for variable consideration before adoption was substantially similar to the requirements of IFRS 15.

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We expect that our consolidated financial statements will include expanded disclosures about revenues from contracts with customers and are drafting the relevant disclosures to reflect the requirements of the new standard. In addition to ensuring that the accounting and disclosure requirements of IFRS 15 are met, we also continue to address any system and process changes necessary to compile the information to meet the recognition and disclosure requirements of the standard. We have also assessed the impact of the standard on internal control over financial reporting and plan to modify to our internal control on adoption.

IFRS 16 Leases

Leases applies a single model for all recognized leases, which requires recognition of lease-related assets and liabilities and the related interest and depreciation expense in the financial statements.

Agrium will adopt the standard on the effective date of January 1, 2019.

We have completed a lease inventory and review of existing lease agreements and have considered other agreements that could contain leases. We are currently evaluating transition and implementation impacts and will continue to do so in 2018. We are assessing the adoption application guidance and have not chosen a method for adoption however, we expect that adoption will result in a material increase in our assets and liabilities and will result in material reclassifications of interest and depreciation expense within our consolidated statement of operations. However, we are not able now to provide a precise estimate of the impact. Once we complete further phases of our review, we will estimate and quantify the impact on our consolidated financial statements.

Non-IFRS Financial Measures

Certain financial measures in our MD&A are not prescribed by IFRS. We consider these financial measures discussed herein to provide useful information to both management and investors in measuring our financial performance and financial condition.

IFRS requires that we provide and include subtotals and other financial measures in our Consolidated Financial Statements. Such measures become IFRS measures by virtue of being included in the Consolidated Financial Statements. Other measures that are not specifically defined under IFRS and may not be comparable to similar measures used by other issuers are non-IFRS measures. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following table outlines our non-IFRS financial measures, their definitions and why management uses each measure.

Non-IFRS financial measures	Definition	Why we use the measure and why it is useful to investors
Cash operating coverage ratio	Cash operating coverage ratio represents gross profit excluding depreciation and amortization less EBITDA, divided by gross profit excluding depreciation and amortization expense.	Assists management and investors in understanding the costs and underlying economics of our operations and in assessing our operating performance and our ability to generate free cash flow from our business units and overall as a company
Cash selling and general and administrative expenses	Selected financial measures excluding depreciation and amortization
Normalized comparable store sales	Comparable store sales normalized using published nitrogen, potash and phosphate benchmark prices and foreign exchange rates, adjusting prior year results to reflect nutrient pricing and foreign exchange rates from the current year.	Allows users of the comparable store sales metric to evaluate sales growth by adjusting for fluctuations in commodity prices and foreign exchange rates.

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Non-IFRS financial measures	Definition	Why we use the measure and why it is useful to investors
Comparable store sales is the change in current period Retail location sales compared to the prior period. We retain sales of closed locations in the comparable base if the closed location is in close proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not adjust for temporary closures, expansions or renovations of stores.
Consolidated and business unit EBITDA	Net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations.	EBITDA is frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also used in determining annual incentive compensation for certain management employees and in calculating certain of our debt covenants.
EBITDA to sales	EBITDA divided by sales	Measures earnings generated from each dollar of sales, which is useful to evaluate operating profitability on a basis comparable from period to period.
Wholesale measures that include Agrium’s proportionate share of results of joint ventures: sales, cost of product sold, gross profit	Wholesale metrics (sales, cost of product sold and gross profit) including the related proportionate share of joint venture equity accounted results	Useful in evaluating our Wholesale business performance by including our proportionate share of joint ventures in Wholesale operating results
Cash cost of product manufactured (COPM)	All fixed and variable costs are accumulated in cash COPM excluding depreciation and amortization expense and direct freight.	Enables investors to better understand the performance of our manufactured operations compared to other crop nutrient producers.
When cash COPM costs are divided by the production tonnes for the period, the result is actual cash COPM per tonne, which is compared to the standard cash COPM per tonne – a calculation of fixed and variable costs for a standard or typical period of production. The standard cash COPM per tonne is multiplied by the production tonnes for the period, and the resulting dollar amount is transferred to inventory. Any remaining costs are recorded directly to cost of product sold as production volume or cost efficiency variances.

Direct freight is a transportation cost to move the product from an Agrium location to the point of sale.

There is no directly comparable IFRS measure for cash COPM.

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Reconciliations of Non-IFRS Financial Measures

Retail cash operating coverage ratio
(millions of U.S. dollars, except as noted)	2017	2016
Gross profit	2,946	2,786
Depreciation and amortization in cost of product sold	7	6
Gross profit excluding depreciation and amortization	2,953	2,792
EBITDA	1,179	1,091
Operating expenses excluding depreciation and amortization	1,774	1,701
Cash operating coverage ratio (%)	60	61

Cash selling and general and administrative expenses
(millions of U.S. dollars)	Retail		Wholesale		Consolidated
	2017	2016	2017	2016	2017	2016
Selling	2,007	1,899	24	31	2,014	1,913
Depreciation and amortization in selling expense	275	263	-	-	275	263
Cash selling	1,732	1,636	24	31	1,739	1,650
General and administrative	100	102	26	28	247	240
Depreciation and amortization in general and administrative	7	5	4	2	30	23
Cash general and administrative	93	97	22	26	217	217

Retail comparable store sales and Retail normalized comparable store sales
(millions of U.S. dollars, except as noted)	2017	2016
Retail sales from the current period comparable store base	11,782	11,577
Prior year Retail sales	11,766	12,199
Comparable store sales (%)	-	(5)
Current year sales normalized for nitrogen, potash, phosphate benchmark prices	11,509	11,353
Normalized comparable store sales (%)	2	2

Consolidated and business unit EBITDA
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated
2017
Net earnings				315
Finance costs related to long-term debt				210
Other finance costs				101
Income taxes				203
Net loss from discontinued operations				187
EBIT	890	417	(291)	1,016
Depreciation and amortization	289	222	19	530
EBITDA	1,179	639	(272)	1,546
2016
Net earnings				596
Finance costs related to long-term debt				204
Other finance costs				74
Income taxes				228
Net earnings from discontinued operations				(12)
EBIT	817	501	(228)	1,090
Depreciation and amortization	274	203	16	493
EBITDA	1,091	704	(212)	1,583

2017 Fourth Quarter Management’s Discussion and Analysis

CONSOLIDATED NET EARNINGS

Agrium fourth-quarter earnings from continuing operations totaled $27 million, down from the $69 million earned in the fourth quarter of 2016. Full-year earnings from continuing operations were $502 million compared to $584 million earned in 2016. Results for the quarter and full year were supported by record Retail business unit performance and higher potash sales volumes and margins, but were more than offset by lower nitrogen sales volumes and margins related to plant outages in the second half of 2017.

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Agrium Retail

	Three months ended December 31
(millions of U.S. dollars)	2017	2016	Change
Sales	2,089	1,828	261
Cost of product sold	(1,394)	(1,205)	(189)
Gross profit	695	623	72
EBIT	174	134	40
EBITDA	248	202	46
Selling expenses	(517)	(476)	(41)

• EBITDA - Retail reported record EBITDA in the fourth quarter of 2017, a 23 percent increase over the previous record achieved in the same period last year. Higher sales for all our crop input products and services were driven by organic growth, recent acquisitions and a 22 percent increase in proprietary product sales.

• North American EBITDA increased by 17 percent this quarter compared to the same period last year, with higher nutrient and crop protection product demand in both the U.S. and Canada. International Retail operations achieved a record fourth quarter, with EBITDA up 40 percent year over year, supported by another record quarter for our Australian operations.

• Selling expenses – Total Retail selling expenses increased by 9 percent this quarter compared to the same period in 2016 as a result of acquisitions made in 2017. Selling expenses as a percentage of sales decreased to 25 percent this quarter compared to 26 percent in the same period of 2016.

Retail sales and gross profit by product line

			Three months ended December 31
	Sales			Gross profit			Gross profit (%)
(millions of U.S. dollars, except where noted)	2017	2016	Change	2017	2016	Change	2017	2016
Crop nutrients	890	779	111	168	147	21	19	19
Crop protection products	712	620	92	327	296	31	46	48
Seed	107	101	6	51	43	8	48	43
Merchandise	187	167	20	28	27	1	15	16
Services and other	193	161	32	121	110	11	63	68

• Crop nutrients - Sales were 14 percent higher this quarter compared to the same period last year, due primarily to higher volumes, particularly with record ammonia applications in Canada and higher sales volumes in all other regions. Gross profit was 14 percent higher this quarter due to increased sales volumes, while gross profit margin per tonne remained relatively flat.

• Crop protection – Fourth-quarter sales increased by 15 percent compared to the same period last year, due to increased sales in both North America and International operations. The U.S. experienced strong demand for herbicides and fall weed burn-down products this quarter. Proprietary product sales in the quarter increased by 25 percent compared to 2016’s fourth quarter, with the largest increase in market penetration occurring in Australia. Gross profit for the quarter was up 10 percent over the same period last year, due to higher sales volumes across all regions and proprietary products. However, gross profit as a percentage of sales decreased 2 percentage points this quarter due to product mix considerations and a higher percentage of sales to wholesale customers.

• Seed – Gross profit in the fourth quarter increased 19 percent compared to the same period last year, due to purchases in the U.S. that were delayed from the third quarter of 2017. Gross profit as a percentage of sales increased to 48 percent from 43 percent in the fourth quarter of last year, due to a return to a higher sales mix to retail customers relative to wholesalers.

• Merchandise – Sales increased 12 percent and gross profit was up 4 percent in the fourth quarter of this year relative to the same period last year. The increase in sales was due to higher sales in Australia related to animal health management and higher fuel prices in our Canadian operations.

• Services and other – Sales increased by 20 percent and gross profit by 10 percent this quarter compared to the same period last year, due to higher livestock export shipments and wool commissions in Australia. It was also supported by higher sales in North America related to strong demand for fall nutrient and crop protection application services. Gross profit as a percentage of sales declined this quarter due to lower Australian cattle prices.

AGRIUM Annual Report  |  33

Agrium Wholesale

	Three months ended December 31
(millions of U.S. dollars)	2017	2016	Change
Sales	534	594	(60)
Sales tonnes (000’s)	1,879	2,161	(282)
Cost of product sold	(447)	(459)	12
Gross profit	87	135	(48)
EBIT	76	151	(75)
EBITDA	134	208	(74)
Expenses	(11)	16	(27)

• EBITDA – Wholesale gross profit and EBITDA this quarter were lower than the same period last year, as stronger results from our potash segment were more than offset by lower results for our nitrogen and phosphate segments. Downtime in our nitrogen and phosphate facilities impacted sales volumes and resulted in higher cost of product sold per tonne. Higher phosphate rock and sulfur input costs and unfavorable changes in the Canadian dollar exchange rate also increased the cost of product sold.

Agrium Potash

	Three months ended December 31
(millions of U.S. dollars)	2017	2016	Change
Sales	137	105	32
Cost of product sold	(97)	(84)	(13)
Gross profit	40	21	19
EBIT	33	13	20
EBITDA	64	39	25

•	Gross Profit – Potash gross profit was 90 percent higher than the fourth quarter of 2016, due to a combination of higher prices and sales volumes, which more than offset an increase in the cost of product sold per tonne.

	Three months ended December 31
	2017	2016	Change
Sales tonnes (000’s)
North America	329	286	43
International	291	304	(13)
Selling price ($/tonne)
North America	269	211	58
International	168	148	20
Total	221	179	42
Cost of product sold ($/tonne)	(157)	(143)	(14)
Margin ($/tonne)	64	36	28

• Volumes – Agrium sold 5 percent higher volumes of potash in the fourth quarter of 2017 compared to the same period in 2016. Increased volumes sold domestically more than offset lower international sales, which were impacted by a reduction in Agrium’s Canpotex allocation relative to the same period last year.

• Price – Global benchmark potash prices were higher in the fourth quarter of 2017 compared to 2016, and this was reflected in Agrium’s realized selling prices, which were 27 percent higher domestically and 14 percent higher on international sales.

• Costs – Cost of product sold per tonne was 10 percent higher in this year’s quarter versus the prior year’s fourth quarter, due to unfavorable changes in the Canadian dollar exchange rate impacting production costs; higher freight costs; and a higher proportion of domestic sales than the comparable period (that include freight and distribution in the cost of product sold). Agrium’s cash cost of product manufactured this quarter was $72 per tonne, a $10 per tonne increase over the same period last year.

AGRIUM Annual Report  |  34

Agrium Nitrogen

	Three months ended December 31
(millions of U.S. dollars)	2017	2016	Change
Sales	220	285	(65)
Cost of product sold	(186)	(200)	14
Gross profit	34	85	(51)
EBIT	26	76	(50)
EBITDA	46	99	(53)

• Gross Profit - Total nitrogen gross profit was significantly reduced this quarter compared to the same period last year, due to planned and unplanned maintenance outages in the second half of 2017 that reduced product availability in the fourth quarter and resulted in higher cost per tonne. Gross profit was also impacted by slightly lower realized pricing relative to the fourth quarter of 2016.

	Three months ended December 31
	2017	2016	Change
Sales tonnes (000’s)
Ammonia	261	334	(73)
Urea	300	439	(139)
Other	191	181	10
Selling price ($/tonne)
Ammonia	342	371	(29)
Urea	287	274	13
Other	234	222	12
Total	293	298	(5)
Cost of product sold ($/tonne)	(248)	(209)	(39)
Margin ($/tonne)	45	89	(44)

• Volumes - Total nitrogen sales volumes for the fourth quarter were 21 percent lower than the same period in 2016 due to lower production volumes.

• Price - Agrium’s fourth-quarter average realized price decreased compared to the prior year’s fourth quarter, with price increases in urea and nitrogen solutions more than offset by lower ammonia pricing, a result of the timing of forward sales activity, and lower nitrate prices driven by lower Tampa ammonia-based contracts.

• Costs – Total cost of product sold was 7 percent lower than the same period last year, due to lower sales volumes this quarter. However, on a cost of product sold per tonne basis, costs increased by 19 percent, primarily due to fixed costs being spread over lower sales volumes.

Natural Gas Prices	Three months ended December 31
(U.S. dollars per MMBtu)	2017	2016	Change
Overall gas cost excluding realized derivative impact	1.77	2.52	(0.75)
Realized derivative impact	0.70	0.07	0.63
Overall gas cost	2.47	2.59	(0.12)
Average NYMEX	2.91	2.99	(0.08)
Average AECO	1.54	2.12	(0.58)

Agrium Phosphate
	Three months ended December 31
(millions of U.S. dollars)	2017	2016	Change
Sales	47	81	(34)
Cost of product sold	(49)	(72)	23
Gross profit	(2)	9	(11)
EBIT	(1)	8	(9)
EBITDA	4	13	(9)

• Gross Profit - Total phosphate gross profit was a loss of $2 million compared to a profit of $9 million in the same period last year. The lower earnings were driven primarily by higher rock and sulfur costs as well as an extended maintenance shutdown at our Redwater facility, which increased cost of product sold per tonne.

AGRIUM Annual Report  |  35

	Three months ended December 31
	2017	2016	Change
Sales tonnes (000’s)	107	191	(84)
Selling price ($/tonne)	436	420	16
Cost of product sold ($/tonne)	(448)	(379)	(69)
Margin ($/tonne)	(12)	41	(53)

• Volumes – Total phosphate volumes for the quarter were 44 percent lower than the same period last year due to lower production volumes.

• Price – The average realized selling price for phosphate was 4 percent higher than the same period last year, due to market strength in our primary selling region in Western Canada.

• Costs – Total cost of product sold was 32 percent lower than the comparable prior period, due to the lower sales volumes this quarter as a result of the extended maintenance shutdown. On a per-tonne basis, cost of product sold was 18 percent higher, due to higher input costs, including rock and sulfur, and fixed costs being spread over lower sales volumes.

Agrium Wholesale Other

	Three months ended December 31
(millions of U.S. dollars)	2017	2016	Change
Sales	130	123	7
Cost of product sold	(115)	(103)	(12)
Gross profit	15	20	(5)
EBIT	18	54	(36)
EBITDA	20	57	(37)

• Gross Profit - Total Wholesale Other gross profit was 25 percent lower in 2017’s fourth quarter compared to the same period last year, due to lower ammonium sulfate availability from our Redwater facility.

	Three months ended December 31
	2017	2016	Change
Sales tonnes (000’s)
Ammonium sulfate	61	99	(38)
ESN® and other	339	327	12
Selling price ($/tonne)
Ammonium sulfate	261	240	21
Cost of product sold ($/tonne)	(173)	(130)	(43)
Margin ($/tonne)	88	110	(22)

• Volumes – Fourth-quarter ESN® volumes were 16 percent lower than the comparable period in 2016 due to lower product availability related to an outage at our Carseland nitrogen facility. Ammonium sulfate sales volumes were 38 percent lower due to reduced production volumes.

• Price – Stronger ESN® market conditions had a favorable impact on selling prices, while ammonium sulfate also saw higher prices due to higher nitrogen benchmark prices and strong demand in Western Canada.

• Costs – Cost of product sold per tonne for ammonium sulfate was 33 percent higher during the quarter than the same period last year due to fixed costs being spread over lower sales volumes as a result of the above-noted outages and higher raw material prices.

Agrium Other

• EBITDA - EBITDA for our Other non-operating business unit for the fourth quarter of 2017 was a net expense of $122 million, compared to a net expense of $115 million for the fourth quarter of 2016. The variance was primarily due to:

•	An increase of $38 million in Merger and related costs.
•	An increase of $13 million in our environmental remediation provision, primarily as a result of a change in our estimated future cash outflows for our Idaho phosphate mining and processing sites.

AGRIUM Annual Report  |  36

This was partially offset by:

•	A $15 million impairment loss recorded on an international investment in 2016.
•	An increase of $11 million in our gross profit recovery as a result of lower intersegment inventories held by Retail at the end of the fourth quarter.

• Tax - On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was signed into law. Included in Agrium’s fourth-quarter earnings is a one-time net tax expense of $9 million related to the Act. The effective tax rate for the fourth quarter of 2017 remained the same with prior year (2017 and 2016: 25 percent).

Reconciliation of Fourth Quarter Non-IFRS Financial Measures

Consolidated and business unit EBITDA	Three months ended December 31,
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated
2017
Net earnings				18
Finance costs related to long-term debt				55
Other finance costs				30
Income taxes				10
Net loss from discontinued operations				9
EBIT	174	76	(128)	122
Depreciation and amortization	74	58	6	138
EBITDA	248	134	(122)	260
2016
Net earnings				67
Finance costs related to long-term debt				51
Other finance costs				21
Income taxes				23
Net loss from discontinued operations				2
EBIT	134	151	(121)	164
Depreciation and amortization	68	57	6	131
EBITDA	202	208	(115)	295

Key Assumptions and Risks in Respect of Forward-looking Statements

All of the forward-looking statements contained in this MD&A are qualified by the cautionary statements contained herein and by stated or inherent assumptions and apply only as of the date of this MD&A. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking statements as a result of new information or future events.

The following table outlines significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements. Although Agrium believes the material assumptions outlined below are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements. Readers should not place undue reliance on these assumptions and such forward-looking statements.

Forward-looking statements	Material assumptions	Material risk factors
Integration of Agrium and PotashCorp businesses	• Anticipated cost reductions from rail costs, logistic savings and distribution and warehouse optimization are achieved	• Uncertainty surrounding the Merger could adversely affect customers, suppliers and personnel, which could negatively impact future business and operations
• Integration of PotashCorp products through Agrium’s Retail network is successful
• Planned operational efficiencies and savings are achieved

AGRIUM Annual Report  |  37

Forward-looking statements	Material assumptions	Material risk factors
Factors that will drive improvement in Retail’s key metrics and financial measures, including growth in our proprietary products and financial services	• Retail business conditions are within normal parameters with respect to prices, margins, product availability and supplier agreements for our major products

•  Retail’s ability to effectively implement planned business strategy

•  Changes in general economic, market, business and weather conditions, industry competition and various events that could disrupt operations

	• Agrium is able to identify suitable candidates for acquisitions and to negotiate acceptable terms	• General operating risks associated with investment in foreign jurisdictions

•  Agrium is able to implement its standards, controls, procedures and policies at the acquired businesses to realize the expected synergies

•  Continue to expand financial service offerings and increase market penetration across the U.S. to retain existing customers and attract new business

Agrium’s ability to meet its capital requirements, including the ability to expand existing sources of financing or to access other sources of financing and to meet debt repayments and future obligations in the foreseeable future

	• North American and global economic growth • Ability to maintain o Adequate credit ratios o Investment grade credit ratings o Adequate cash generated from operations	• Inflation, currency and interest rate fluctuations and changes in tax rates that could affect Agrium’s ability to meet obligations • Level and performance of future capital expenditures
Expected level of capital expenditures, existing or planned acquisitions, expansion and growth of our business and operations including the development of new markets and products	• Adequate cash is generated from operations and other sources of financing

•  Integration risks that might cause anticipated synergies from our recent and future Retail acquisitions to be less than expected

•  Changes in development plans for our expansion, efficiency, debottleneck and other major projects, including the potential for capital construction costs to be higher than expected or construction progress to be delayed due to various factors

•  The level of sustaining and investing capital may vary significantly depending on corporate priorities as the year progresses and based on changes in project scope and design, the rate of inflation or engineering and construction costs

•  Potential inability to access or utilize our credit facilities or access capital markets

Statements relating to the supply of our phosphate rock	• Commitments agreed with our suppliers	• Interruption in the supply of phosphate rock • Changes in the terms of agreements with our suppliers
Statements relating to the long-term strategic offtake agreement for MAP with Itafos	• Commitments agreed with Itafos	• Interruption in the supply of MAP • Changes in the terms of agreements with our supplier

AGRIUM Annual Report  |  38

Forward-looking statements	Material assumptions	Material risk factors
Expected compliance with environmental requirements and associated costs, as well as the installation and timing of emissions reduction technology and impact to Agrium	• Tentative start-up of carbon capture technology in the second half of 2019

•  Carbon capture and storage funding not received from Alberta government

•  Upgrader projects (specifically the Northwest Upgrader) cancelled or delayed

•  Issues with engineering/procurement or construction of the facility or pipeline

Anticipated environmental remediation liabilities and asset retirement obligations	• Timing and amount of expenditures • Estimated discount and inflation rates	• Changes in government policies, legislation and regulations that could change timing and estimate of costs • Inflation, currency and interest rate fluctuations

AGRIUM Annual Report  |  39

Financial Statements

AGRIUM Annual Report  |  40

Financial Reporting Responsibilities

Party	Responsibility for Financial Reporting
Board of Directors	Reviews and approves the annual consolidated financial statements and notes and related Management’s Discussion and Analysis contained in this Annual Report. The Board appoints the Audit Committee to carry out this responsibility on its behalf.
Audit Committee	Oversees Agrium’s accounting and financial reporting processes and audits of its financial statements.

Recommends approval of the annual consolidated financial statements to the Board.

Considers, for review by the Board and approval by the shareholders, appointment of the independent auditors; reviews and approves the terms of the auditors’ engagement as well as the fee, scope and timing of their services; evaluates the auditors’ performance.
Management	Prepares (a) financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and (b) the information in the accompanying Management’s Discussion and Analysis, and ensures that it is consistent with the consolidated financial statements.

As disclosed in note 25 to the annual financial statements:
• Makes reasonable estimates and judgments as an essential part of the preparation of financial statements; and
• Considers alternative accounting methods and chooses those it considers most appropriate in the circumstances.
• Establishes and maintains adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.
Independent Auditors

On behalf of the shareholders, KPMG LLP, an independent registered public accounting firm, as stated in their reports, which are included in this 2017 Annual Report:

•  Audits the annual consolidated financial statements as at and for the years ended December 31, 2017 and 2016, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States); and

•  Audits the effectiveness of internal control over financial reporting as of December 31, 2017 in accordance with the standards of the Public Company Accounting Oversight Board (United States) based on the criteria described below.

The Audit Committee is comprised entirely of independent directors. The auditors have full and unrestricted access to the Audit Committee and may meet with or without the presence of management.

Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under our supervision and with the participation of management, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report, based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that as of December 31, 2017, Agrium Inc. did maintain effective internal control over financial reporting.

Chuck Magro President & Chief Executive Officer February 20, 2018	Steve Douglas Senior Vice President & Chief Financial Officer

AGRIUM Annual Report  |  41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Agrium Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Agrium Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Consolidated Financial Statements

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company, which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”), and our report dated February 20, 2018 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Calgary, Canada

February 20, 2018

AGRIUM Annual Report  |  42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Agrium Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Agrium Inc. (the “Company”), which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 20, 2018 expressed an unqualified (unmodified) opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

A - Management’s Responsibility for the (Consolidated) Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Chartered Professional Accountants

We have served as the Company’s auditor since 1984.

Calgary, Canada

February 20, 2018

AGRIUM Annual Report  |  43

Consolidated Statements of Operations

Years ended December 31, (millions of U.S. dollars, unless otherwise stated)	Notes	2017	2016 (restated)
Sales		13,766	13,457
Cost of product sold	5	10,340	10,078
Gross profit		3,426	3,379
Expenses
Selling	5	2,014	1,913
General and administrative	5	247	240
Share-based payments	5, 9	69	55
Earnings from associates and joint ventures	15	(39)	(66)
Other expenses	5	119	147
Earnings before finance costs and income taxes		1,016	1,090
Finance costs related to long-term debt	6	210	204
Other finance costs	6	101	74
Earnings before income taxes		705	812
Income taxes	7	203	228
Net earnings from continuing operations		502	584
Net (loss) earnings from discontinued operations	21	(187)	12
Net earnings		315	596
Attributable to
Equity holders of Agrium		310	592
Non-controlling interest		5	4
Net earnings		315	596

Earnings per share attributable to equity holders of Agrium
Basic and diluted earnings per share from continuing operations		3.60	4.20
Basic and diluted (loss) earnings per share from discontinued operations		(1.36)	0.09
Basic and diluted earnings per share		2.24	4.29
Weighted average number of shares outstanding for basic and diluted earnings per share (millions of common shares)		138	138
See accompanying notes.

Basis of preparation and statement of compliance

We prepared these financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Board of Directors of Agrium Inc. approved these consolidated financial statements for issuance on February 20, 2018.

The presentation currency of these financial statements is the U.S. dollar. We prepared the financial statements using the historical cost basis, except for items that IFRS requires us to measure at fair value. Our significant accounting policies, judgments, assumptions and estimates are described in note 25.

AGRIUM Annual Report  |  44

Consolidated Statements of Comprehensive Income

Years ended December 31, (millions of U.S. dollars)	Notes	2017	2016
Net earnings		315	596
Other comprehensive income
Items that are or may be reclassified to earnings
Cash flow hedges	4
Effective portion of changes in fair value		(92)	7
Deferred income taxes		25	(1)
Associates and joint ventures	15
Share of comprehensive loss		(49)	(34)
Deferred income taxes		10	-
Foreign currency translation
Gains		183	59
Reclassifications to earnings		6	-
		83	31
Items that will never be reclassified to earnings
Post-employment benefits	8
Actuarial losses		(5)	(10)
Deferred income taxes		2	3
		(3)	(7)
Other comprehensive income		80	24
Comprehensive income		395	620
Attributable to
Equity holders of Agrium		389	616
Non-controlling interest		6	4
Comprehensive income		395	620
See accompanying notes.

AGRIUM Annual Report  |  45

Consolidated Balance Sheets

(millions of U.S. dollars)		December 31,
	Notes	2017	2016
Assets
Current assets
Cash and cash equivalents	10	466	412
Accounts receivable	11	2,406	2,208
Income taxes receivable		18	33
Inventories	12	3,321	3,230
Prepaid expenses and deposits		1,004	855
Other current assets	16	120	123
Assets held for sale	21	105	-
		7,440	6,861
Property, plant and equipment	13	7,091	6,818
Intangibles	14	518	566
Goodwill	14	2,228	2,095
Investments in associates and joint ventures	15	522	541
Other assets	16	58	48
Deferred income tax assets	7	85	34
		17,942	16,963
Liabilities and shareholders’ equity
Current liabilities
Short-term debt	17	867	604
Accounts payable	18	5,206	4,662
Income taxes payable		27	17
Current portion of long-term debt	17	11	110
Current portion of other provisions	19	63	59
		6,174	5,452
Long-term debt	17	4,397	4,398
Post-employment benefits	8	142	141
Other provisions	19	522	322
Other liabilities	20	106	68
Deferred income tax liabilities	7	473	408
		11,814	10,789
Shareholders’ equity
Share capital		1,776	1,766
Retained earnings		5,461	5,634
Accumulated other comprehensive loss		(1,116)	(1,231)
Equity holders of Agrium		6,121	6,169
Non-controlling interest		7	5
Total equity		6,128	6,174
		17,942	16,963
See accompanying notes.

AGRIUM Annual Report  |  46

Consolidated Statements of Cash Flows

Years ended December 31, (millions of U.S. dollars)	Notes	2017	2016 (restated)
Operating
Net earnings from continuing operations		502	584
Adjustments for
Depreciation and amortization		530	493
Earnings from associates and joint ventures		(39)	(66)
Share-based payments		69	55
Unrealized loss on derivative financial instruments		1	36
Unrealized foreign exchange loss (gain)		31	(19)
Interest income		(59)	(66)
Finance costs		311	278
Income taxes		203	228
Other		34	23
Interest received		61	66
Interest paid		(308)	(272)
Income taxes paid		(20)	(291)
Dividends from associates and joint ventures		18	116
Net changes in non-cash working capital	10	(15)	472
Cash provided by operating activities		1,319	1,637
Investing
Business acquisitions, net of cash acquired	22	(203)	(342)
Capital expenditures		(677)	(701)
Capitalized borrowing costs		(12)	(24)
Purchase of investments		(63)	(77)
Proceeds from sale of investments		69	97
Proceeds from sale of property, plant and equipment		34	16
Other		(19)	33
Net changes in non-cash working capital		(51)	5
Cash used in investing activities		(922)	(993)
Financing
Short-term debt		258	(188)
Repayment of long-term debt		(110)	(17)
Dividends paid		(483)	(482)
Cash used in financing activities		(335)	(687)
Effect of exchange rate changes on cash and cash equivalents		(12)	(67)
Increase (decrease) in cash and cash equivalents from continuing operations		50	(110)
Cash and cash equivalents provided by discontinued operations	21	4	7
Cash and cash equivalents – beginning of year		412	515
Cash and cash equivalents – end of year	10	466	412
See accompanying notes.

AGRIUM Annual Report  |  47

Consolidated Statements of Shareholders’ Equity

				Other comprehensive income (loss)
(millions of U.S. dollars, except share data)	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2015	138	1,757	5,533	(56)	(17)	(1,214)	(1,287)	6,003	4	6,007
Net earnings	-	-	592	-	-	-	-	592	4	596
Other comprehensive income (loss), net of tax
Post-employment benefits	-	-	(7)	-	-	-	-	(7)	-	(7)
Other	-	-	-	6	(34)	59	31	31	-	31
Comprehensive income (loss), net of tax	-	-	585	6	(34)	59	31	616	4	620
Dividends ($ 3.50 per share)	-	-	(484)	-	-	-	-	(484)	-	(484)
Non-controlling interest transactions	-	-	-	-	-	-	-	-	(3)	(3)
Share-based payment transactions	-	9	-	-	-	-	-	9	-	9
Reclassification of cash flow hedges, net of tax	-	-	-	25	-	-	25	25	-	25
December 31, 2016	138	1,766	5,634	(25)	(51)	(1,155)	(1,231)	6,169	5	6,174
Net earnings	-	-	310	-	-	-	-	310	5	315
Other comprehensive income (loss), net of tax
Post-employment benefits	-	-	(3)	-	-	-	-	(3)	-	(3)
Other	-	-	-	(67)	(39)	188	82	82	1	83
Comprehensive income (loss), net of tax	-	-	307	(67)	(39)	188	82	389	6	395
Dividends ($ 3.50 per share)	-	-	(483)	-	-	-	-	(483)	-	(483)
Non-controlling interest transactions	-	-	3	-	-	(2)	(2)	1	(4)	(3)
Share-based payment transactions	-	10	-	-	-	-	-	10	-	10
Reclassification of cash flow hedges, net of tax	-	-	-	35	-	-	35	35	-	35
December 31, 2017	138	1,776	5,461	(57)	(90)	(969)	(1,116)	6,121	7	6,128
See accompanying notes.

AGRIUM Annual Report  |  48

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

1.	CORPORATE INFORMATION

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada. Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States.

In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and its joint arrangements, until December 31, 2017.

On January 1, 2018, after receiving all required regulatory approvals, Agrium and Potash Corporation of Saskatchewan Inc. (“PotashCorp”) combined their businesses in a merger of equals by becoming wholly owned subsidiaries of a new parent company named Nutrien Ltd. (“Nutrien”). On January 2, 2018, the merged entity began trading on the Toronto Stock Exchange and New York Stock Exchange (“NYSE”) under the symbol NTR, and the shares of Agrium and PotashCorp were delisted.

Shareholders of Agrium received 2.230 common shares of Nutrien for each Agrium share held and shareholders of PotashCorp received 0.400 common shares of Nutrien for each PotashCorp share held. The exchange ratios represent the respective closing share prices of each company’s common shares at market close on the NYSE on August 29, 2016, the last trading day prior to when the companies announced that they were in preliminary discussions regarding a merger of equals, which is consistent with the approximate 10-day and 60-day volume weighted average prices through that date.

PotashCorp is the acquirer for accounting purposes, and as a result, the financial statements and related notes of Nutrien in 2018 and beyond will reflect the operations of Nutrien. Figures for 2017 and prior will reflect operations of PotashCorp. The purchase consideration is approximately $16-billion. Valuations to determine the fair value of assets acquired and liabilities assumed are not yet complete due to the recent closing date of the merger.

Agrium completed the dispositions of Conda Phosphate operations and North Bend assets on January 12, 2018, as a condition of approval of the merger from the U.S. Federal Trade Commission (FTC), as further described in note 21.

The companies had previously received unconditional regulatory clearance from Canada, Brazil and Russia.

For additional information with respect to the plan of arrangement, please refer to the Joint Management

Information Circular of PotashCorp and Agrium dated October 3, 2016, a copy of which has been filed on SEDAR under Agrium’s profile at www.sedar.com.

Our Executive Leadership Team (ELT) comprises officers at the Senior Vice President level and above. ELT and Agrium Board of Directors (“Board of Directors”) compensation included in these financial statements:

Related party transactions	2017	2016
Short-term benefits	19	19
Post-employment benefits	2	2
Share-based payments	31	24

AGRIUM Annual Report  |  49

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

The ELT is responsible for strategic decision making, resource allocation and assessing financial performance and is identified as our Chief Operating Decision Maker (CODM) for the purposes of reporting segment operations under IFRS. The CODM reviews the results of our operations and our financial position on consolidated, operating segment and business unit levels. Our operating segments are defined by the organization and reporting structure through which we operate our business. We categorize our operating segments within the Retail and Wholesale business units as follows:

•	Retail: Distributes crop nutrients, crop protection products, seed and merchandise and provides financial and other services directly to growers through a network of farm centers in two geographical segments:
-	North America including the United States and Canada
-	International including Australia and South America
•	Wholesale: Produces, markets and distributes crop nutrients and industrial products as follows:
-	Nitrogen: Manufacturing in Alberta and Texas
-	Potash: Mining and processing in Saskatchewan
-	Phosphate: Production facilities in Alberta and, prior to the Conda Phosphate operations disposition as described in note 21, mining facilities in Idaho
-	Wholesale Other: Producing blended crop nutrients and Environmentally Smart Nitrogen® polymer-coated nitrogen crop nutrients; and operating joint ventures and associates.

Principal subsidiaries, associates and joint ventures
	Relationship/ Ownership	Location	Principal activity	Method of accounting
Agrium Canada Partnership	Subsidiary, 100%	Canada	Manufacturer and distributor of crop nutrients	Consolidation
Agrium Potash Ltd.	Subsidiary, 100%	Canada	Manufacturer and distributor of crop nutrients	Consolidation
Agrium U.S. Inc.	Subsidiary, 100%	United States	Manufacturer and distributor of crop nutrients	Consolidation
Agroservicios Pampeanos S.A.	Subsidiary, 100%	Argentina	Crop input retailer	Consolidation
Cominco Fertilizer Partnership	Subsidiary, 100%	United States	Manufacturer and distributor of crop nutrients	Consolidation
Crop Production Services, Inc.	Subsidiary, 100%	United States	Crop input retailer	Consolidation
Crop Production Services (Canada) Inc.	Subsidiary, 100%	Canada	Crop input retailer	Consolidation
Landmark Operations Ltd.	Subsidiary, 100%	Australia	Crop input retailer	Consolidation
Loveland Products Inc.	Subsidiary, 100%	United States	Crop input developer and retailer	Consolidation
Misr Fertilizers Production Company S.A.E.	Associate, 26%	Egypt	Manufacturer and distributor of crop nutrients	Equity method
Profertil S.A.	Joint venture, 50%	Argentina	Manufacturer and distributor of crop nutrients	Equity method

AGRIUM Annual Report  |  50

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

2. OPERATING SEGMENTS

Segment information						2017
	North America	International	Retail	Nitrogen	Potash	Phosphate	Wholesale Other	Wholesale	Other (a)	Total
Sales – external	9,874	2,182	12,056	755	386	115	454	1,710	-	13,766
– inter-segment	47	-	47	254	133	122	140	649	(696)	-
Total sales	9,921	2,182	12,103	1,009	519	237	594	2,359	(696)	13,766

Earnings (loss) before finance costs and income taxes	716	174	890	209	105	4	99	417	(291)	1,016
Depreciation and amortization	273	16	289	79	113	17	13	222	19	530
EBITDA (b)	989	190	1,179	288	218	21	112	639	(272)	1,546

Earnings from associates and joint ventures	7	2	9	-	-	-	30	30	-	39
Total assets	8,668	1,570	10,238	2,330	3,629	303	702	6,964	740	17,942
Additions to non-current assets (c)	423	39	462	313	46	226	48	633	8	1,103

Segment information						2016
	North America	International	Retail	Nitrogen	Potash	Phosphate	Wholesale Other	Wholesale	Other (a)	Total
Sales – external	9,565	2,158	11,723	860	280	148	446	1,734	-	13,457
– inter-segment	43	-	43	284	139	141	130	694	(737)	-
Total sales	9,608	2,158	11,766	1,144	419	289	576	2,428	(737)	13,457

Earnings (loss) before finance costs and income taxes	676	141	817	329	10	23	139	501	(228)	1,090
Depreciation and amortization	249	25	274	75	99	16	13	203	16	493
EBITDA (b)	925	166	1,091	404	109	39	152	704	(212)	1,583

Earnings (loss) from associates and joint ventures	4	2	6	-	-	-	61	61	(1)	66
Total assets	8,144	1,338	9,482	1,812	3,666	808	675	6,961	520	16,963
Additions to non-current assets (c)	405	30	435	444	70	46	20	580	5	1,020
(a)	Non-cash share-based payments expense of $69-million (2016 – $55-million) is recorded in our Other segment.
(b)	EBITDA is net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations.
(c)	Additions to non-current assets include property, plant and equipment, intangibles and goodwill.

AGRIUM Annual Report  |  51

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Retail sales by product line	2017	2016
Crop nutrients	4,121	4,310
Crop protection products	4,937	4,684
Seed	1,628	1,462
Merchandise	683	621
Services and other	734	689
	12,103	11,766

Key data by geographic region	2017		2016
	Sales (a)	Non- current assets (b)	Sales (a)	Non- current assets (b)
Canada	2,416	4,829	2,437	4,430
United States	8,978	4,838	8,672	4,898
Europe	178	2	182	5
South America	431	213	396	197
Australia	1,679	260	1,769	222
Egypt	-	238	-	285
Other	84	5	1	3
	13,766	10,385	13,457	10,040
(a)	Sales by location of customers.
(b)	Excludes financial instruments and deferred tax assets.

Our CODM measures performance and allocates resources based on information it considers most relevant in evaluating the results of business units and operating segments relative to other entities that operate in similar industries. The main operating measures the CODM reviews on a regular basis are consolidated, business unit and segment EBITDA. The CODM does not review Retail net earnings information by product line, reflecting how Retail aggregates expenses and net earnings in its accounting records and financial reports. The CODM also does not regularly review (a) financial information aggregated on any other product line or geographic basis or (b) segment finance costs, income taxes or balance sheet information. We have not aggregated any operating segments in determining our reportable segments.

We continually monitor changes in facts and circumstances that could change the composition of our operating segments, as determined by the information regularly reviewed by the CODM.

The accounting policies of segments are the same as the accounting policies described in note 25. We record sales between operating segments at prices equivalent to those charged to third parties. We eliminate such sales on consolidation. We report a non-operating segment, “Other”, for inter-segment eliminations and corporate functions.

3.	CAPITAL MANAGEMENT

Policies and objectives in managing capital

Agrium defines capital as adjusted total debt plus total equity. Our objectives for managing capital are to (a) maintain a strong balance sheet and flexible capital structure to optimize the cost of capital at an acceptable level of risk, (b) support an investment grade credit rating profile, (c) improve the overall efficiency of our assets and deliver on our growth opportunities to grow our earnings, and (d) maximize total shareholder return.

To maintain or adjust our capital structure, we may adjust the amount of dividends paid to shareholders, issue new shares, buy back shares, issue or redeem debt, sell trade receivables through our securitization program, or adjust anticipated future capital expenditures and resources available for other growth opportunities. Our authorized share capital consists of unlimited common shares without par value and unlimited preferred shares.

AGRIUM Annual Report  |  52

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Information monitored to manage capital	2017 Target	December 31,
		2017	2016
Net debt to EBITDA		3.1	3.0
Debt covenant ratios (a)
Interest coverage (b)	≥ 2.5	5	6
Debt-to-capital (c)	≤ 0.65	0.45	0.44
Retail measures (%)
Average non-cash working capital to sales	16	17	17
Return on operating capital employed (d)	N/A	19	18
Return on capital employed (e)	N/A	11	10
Components of ratios
EBITDA		1,546	1,583
Calculation of components of ratios
1) Net debt
Short-term debt		867	604
Long-term debt, including current portion		4,408	4,508
Cash and cash equivalents		(466)	(412)
Net debt		4,809	4,700
2) Adjusted total debt
Guarantees and letters of credit (specified in credit facility agreements)		286	242
Adjusted total debt		5,095	4,942
(a)	Our revolving credit facilities and trade receivable securitization program require that we maintain these ratios as well as other non-financial covenants. We were in compliance with all covenants at December 31, 2017.
(b)	EBITDA divided by finance costs, which includes finance costs related to long-term debt plus other finance costs
(c)	Adjusted total debt divided by the sum of adjusted total debt and total equity
(d)	Last 12 months’ net earnings before finance costs, income taxes and earnings from discontinued operations (EBIT) less income taxes at a tax rate of 28 percent (2016 – 28 percent) divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and joint ventures, and other assets.
(e)	Last 12 months’ EBIT less income taxes at a tax rate of 28 percent (2016 – 28 percent) divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill.

4.	FINANCIAL RISK MANAGEMENT

a) Financial risk management objectives and policies

In the normal course of business, our balance sheet, results of operations and cash flows are exposed to various risks. Annually, we prepare a strategic plan that considers the opportunities and major risks of our business and mitigating factors to reduce these risks. The Board of Directors has set upper limits on the time periods and transactional and balance sheet exposures management can manage. Our Corporate Financial Risk Committee reviews risk management policies and procedures annually and monitors compliance with these limits and associated exposure management activity. We manage risk in accordance with our Global Exposure Management Policy, whose objective is to reduce volatility in cash flows and net earnings. We hold all derivative financial instruments for risk management purposes only.

Risks we manage are described under Risk Management Policies in section (j).

AGRIUM Annual Report  |  53

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

b) Market risk – currency risk

Foreign exchange derivative financial instruments outstanding (notional amounts in millions)
				December 31,
		2017				2016
Sell/Buy	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)
Forwards
USD/CAD	338	2018	1.28	8	-	-	-	-
CAD/USD	266	2018	1.28	(6)	180	2017	1.34	-
EUR/USD	28	2018	0.84	(1)	-	2017	0.94	-
USD/AUD	15	2018	1.31	-	14	2017	1.32	(1)
AUD/USD	20	2018	1.29	-	22	2017	1.34	1
CNY/AUD	31	2018	6.97	(1)	23	2017	7.16	-

Options
CAD/USD – buy USD calls	126	2018	1.29	1	-	-	-	-
CAD/USD – sell USD puts	126	2018	1.25	(2)	-	-	-	-
AUD/USD – buy USD calls	33	2018	1.35	-	-	-	-	-
				(1)				-
(a)	Foreign currency per U.S. dollar

We determine the functional currency of our subsidiaries in reference to the primary economic environment in which each entity operates. We are exposed to currency risk from financial instruments denominated in currencies other than the functional currency of an operation. The majority of this currency risk arises from exposure to the Canadian dollar. We manage this exposure by entering into foreign currency derivative contracts. Although the derivatives have not been designated in hedging relationships, our risk management strategy is to offset substantially all of the earnings impact from the translation of the underlying financial instruments that could occur from a reasonably possible strengthening or weakening of the U.S. dollar.

c) Market risk – commodity price risk

Commodity price risk management and cash flow hedges

Natural gas is a significant component of our cost of product sold for nitrogen-based fertilizers. We use physical contracts and financial derivative contracts to manage the risk of market fluctuations in natural gas prices and to reduce the variability of cash flows from our planned purchases of natural gas used in our fertilizer production facilities. The Board of Directors has established limits on risk management activities, including the following:

Use of derivatives to hedge exposure to natural gas market price risk
Term (gas year – 12 months ending October 31)	2018	2019	2020	2021
Maximum allowable (% of forecast gas requirements)	75	75	75	25	(a)
Forecast average monthly natural gas consumption (millions of MMBtu)	9	9	9	9
Gas requirements hedged using derivatives designated as hedges (%)	33	24	-	-
(a)	Maximum monthly hedged volume may not exceed 90 percent of planned monthly requirements.

We designate all of our natural gas derivatives as qualifying hedges for accounting purposes. The contracts settle in the months hedged using AECO futures price indexes, which we use to determine fair value. The contracts are denominated in Canadian dollars for purchases of gas in Canadian dollars. At the inception of each designated derivative contract, we prepare formal designation and documentation of the hedging relationship and our risk management objective and strategy for undertaking the hedge. We record the effective portion of changes in fair value to other comprehensive income. We record any ineffective portion to earnings.

AGRIUM Annual Report  |  54

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

The underlying risk of the derivative contracts is identical to the hedged risk; accordingly, we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of the natural gas derivative contracts designated as hedges to other comprehensive income.

Potential sources of ineffectiveness are changes in timing of forecast transactions, changes in volume delivered or changes in credit risk of Agrium or the counterparty.

Natural gas derivative financial instruments outstanding (notional amounts in millions of MMBtu)
				December 31,
		2017				2016
	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)
AECO swaps	70	2018–2019	2.43	(70)	48	2017–2018	2.90	(21)
(a)	U.S. dollars per MMBtu

Maturities of natural gas derivative contracts	Fair value
	2018	2019
AECO swaps	(52)	(18)

Natural gas derivative financial instruments outstanding
			December 31,
		2017			2016
	Gross amount	Netting	Carrying amount	Gross amount	Netting	Carrying amount
Accounts receivable	48	(48)	-	65	(64)	1
Other assets	35	(25)	10	51	(51)	-
Accounts payable	(99)	47	(52)	(73)	67	(6)
Other liabilities	(54)	26	(28)	(64)	48	(16)
	(70)	-	(70)	(21)	-	(21)

Impact of change in fair value of natural gas derivative financial instruments		December 31,
	2017		2016
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	0.22		0.29

d) Market risk – interest rate risk

Impact of change in short-term debt (basis points)	December 31,
2017
A $10-million decrease in net earnings requires an increase in interest rates	158

Sensitivity – impact of change in fair value of debentures	December 31,
2017
Interest rate increase of 1%	(428)
Interest rate decrease of 1%	504

The weighted average effective interest rate on long-term debt at December 31, 2017, was 5 percent (December 31, 2016 – 5 percent).

AGRIUM Annual Report  |  55

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

e) Credit risk

Maximum exposure to credit risk	December 31,
	Notes	2017	2016
Cash and cash equivalents		466	412
Accounts receivable	11	2,406	2,208
Other current assets		118	121
Other non-current assets		32	28
		3,022	2,769

Derivatives and cash and cash equivalents – risk concentration

At December 31, 2017, our counterparties to derivative financial instruments have maintained an investment grade credit rating, and we have no indication that any counterparty to a derivative financial contract or to cash and cash equivalents will be unable to meet its obligations.

f) Liquidity risk

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments, including estimated interest payments. The amounts included for derivative financial instruments are subject to change as interest rates, exchange rates or commodity prices change.

December 31, 2017	Carrying amount	Contractual cash flows	Less than one year	One to three years	Four to five years	More than five years
Short-term debt	867	867	867	-	-	-
Accounts payable	3,495	3,495	3,495	-	-	-
Current portion of long-term debt	11	11	11	-	-	-
Long-term debt	4,397	7,606	219	868	862	5,657
Other liabilities	32	32	-	19	5	8
Foreign exchange derivative contracts	10	10	10	-	-	-
Natural gas derivative contracts	80	80	52	28	-	-
	8,892	12,101	4,654	915	867	5,665

g) Netting arrangements

We enter into derivative transactions under master netting arrangements, under which we aggregate the amounts owed by each counterparty for all contracts outstanding in the same currency or commodity into a single net amount receivable or payable by us or our counterparty. If a default occurs, all outstanding transactions under the arrangement are terminated and the net termination value is receivable or payable for settlement purposes.

We record the carrying amounts of our foreign exchange derivative contracts on a gross basis and the carrying amounts of our natural gas derivative contracts on a net basis.

h) Gain (loss) on derivative financial instruments included in earnings

		2017			2016
	Realized gain (loss)	Unrealized gain (loss)	Total gain (loss)	Realized gain (loss)	Unrealized gain (loss)	Total gain (loss)
Foreign exchange derivatives
Recorded in sales	-	(5)	(5)	(4)	1	(3)
Recorded in cost of product sold	1	-	1	2	-	2
Recorded in other expenses	(5)	4	(1)	(7)	(37)	(44)
	(4)	(1)	(5)	(9)	(36)	(45)
Commodity derivatives
Recorded in cost of product sold	(48)	-	(48)	(34)	-	(34)
	(48)	-	(48)	(34)	-	(34)
	(52)	(1)	(53)	(43)	(36)	(79)

AGRIUM Annual Report  |  56

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

f)   Fair value hierarchy

We determine the fair value of financial instruments classified as Level 1 using independent quoted market prices for identical instruments in active markets. For financial instruments classified as Level 2, we estimate fair value using quoted prices for similar instruments in active markets or prices for identical or similar instruments in markets that are not active, or using valuation techniques based on industry-accepted third-party models that make maximum use of market-based inputs. We classify fair value estimates not based on observable market data as Level 3. We consider a market active if quoted prices are readily and regularly available and based on actual and regularly occurring market transactions. For any significant Level 3 measurements, we employ a valuation team or retain valuation experts to calculate certain measurements, and we review any third-party information we use.

We monitor the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or market liquidity generally drive changes in the availability of observable market data. Changes in the availability of observable market data that may result in changing the valuation technique used are generally the cause of transfers between hierarchy levels. We have not made any transfers between levels during 2017 or 2016. We do not measure any of our financial instruments using Level 3 inputs.

Fair value measurement techniques and inputs for financial instruments measured using Level 2 inputs

Financial instrument	Measurement technique	Key inputs
Foreign exchange forward contracts,	Discounted cash flow	Forward exchange rates, contract forward and
swaps and options		interest rates, observable yield curves
Natural gas swaps	Market comparison	Current market and contractual prices, forward
pricing curves, quoted forward prices, basis
differentials, volatility factors and interest rates

	December 31,
	2017			2016
	Fair value		Carrying	Fair value		Carrying
	Level 1	Level 2	value	Level 1	Level 2	value
Financial instruments measured at fair value on a recurring basis
Cash and cash equivalents	-	466	466	-	412	412
Accounts receivable – derivatives	-	9	9	-	2	2
Other current financial assets –marketable securities (a)	18	100	118	22	99	121
Other non-current financial assets –derivatives	-	10	10	-	-	-
Accounts payable – derivatives	-	62	62	-	7	7
Other financial liabilities – derivatives	-	28	28	-	16	16
Financial instruments measured at amortized cost
Current portion of long-term debt (b)
Debentures	-	-	-	-	101	100
Fixed and floating rate debt	-	11	11	-	10	10
Long-term debt (b)
Debentures	-	4,909	4,376	-	4,600	4,373
Fixed and floating rate debt	-	21	21	-	25	25
(a)	Marketable securities consist of equity and fixed income securities. We determine the fair value of equity securities based on the bid price of identical instruments in active markets. We value fixed income securities using quoted prices of instruments with similar terms and credit risk.
(b)	We determine the fair value of long-term debt based on comparable debt instruments with similar maturities to our debt, adjusted where necessary to our credit spread, based on information published by financial institutions. Carrying amount of floating rate debt approximates fair value.

AGRIUM Annual Report  |  57

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

j) Risk management policies and practices

Item	Primarily affected by	Policies, practices and financial instruments used
Sales	Product prices and foreign currency exchange rates	Foreign currency forward and swap contracts
Cost of product sold – natural gas and power	Prices of natural gas and power	Natural gas forward, swap and option contracts; power swap contracts
Cost of product sold – inventory purchased for resale	Prices of nutrients purchased for resale	Nutrient swaps and fixed price product purchase commitments
Cost of product sold, selling, general and administrative, and other expenses denominated in local currencies	Foreign currency exchange rates	Foreign currency forward and swap contracts
Capital expenditures	Foreign currency exchange rates	Foreign currency forward and swap contracts
Finance costs	USD interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years
Financial instruments
Market risk – currency risk	USD balances in Canadian, Australian, European and South American subsidiaries; foreign currencies held in USD-denominated subsidiaries	Foreign currency forward and swap contracts to manage risk for up to three years
Market risk – commodity price risk (natural gas, power and nutrient price risk)	Market prices of natural gas, power and nutrients	Natural gas forward, swap and option contracts; power swap contracts to manage power price risk for up to five years; nutrient swap contracts up to one year
Market risk – interest rate risk Floating: short-term debt, floating rate long-term debt, cash and cash equivalents Fixed: long-term debt	Changes in market interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years; cash management policies
Credit risk	Ability of customers or counterparties to financial instruments to meet obligations	Credit approval and monitoring practices; counterparty policies; master netting arrangements; counterparty credit policies and limits; arrangements with financial institutions
Liquidity risk	Fluctuations in cash flows	Preparing and monitoring forecasts of cash flows; cash management policies; multiple-year credit facilities

AGRIUM Annual Report  |  58

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

5.	EXPENSES

Expenses by nature	2017	2016
(Increase) decrease in finished goods inventory	(5)	7
Purchased and produced raw materials and product for resale	11,144	10,726
Rebates	(1,244)	(1,195)
Freight and distribution	543	588
Short-term employee benefits	1,349	1,275
Post-employment benefits	55	54
Share-based payments	69	55
Depreciation of property, plant and equipment	420	385
Amortization of intangibles	110	108
Operating leases	211	197
Other	18	86
	12,670	12,286
Expense line items
Cost of product sold	10,340	10,078
Selling	2,014	1,913
General and administrative	247	240
Share-based payments	69	55
	12,670	12,286

Other expenses	2017	2016
Loss on foreign exchange and related derivatives	14	13
Interest income	(59)	(66)
Asset impairment	-	15
Environmental remediation and asset retirement obligations	18	10
Bad debt expense	29	35
Potash profit and capital tax	13	12
Merger and related costs	94	31
Other	10	97
	119	147

6. FINANCE COSTS

Finance costs related to long-term debt	2017	2016
Gross finance costs related to long-term debt	222	228
Less: Borrowing costs capitalized at a rate of 4.4% (2016 – 4.4%)	12	24
	210	204

Other finance costs	2017	2016
Accretion of environmental remediation and asset retirement obligations	8	7
Finance costs from customer prepayments	35	32
Other interest expense	58	35
	101	74

AGRIUM Annual Report  |  59

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

7.	INCOME TAXES

Components of income taxes	2017	2016
Current tax expense	90	196
Previously unrecognized tax assets	(4)	-
Adjustments for prior years	(32)	-
Current income taxes	54	196
Origination and reversal of temporary differences	160	37
Change in income tax rate (a)	(11)	-
Previously unrecognized tax assets	-	(5)
Deferred income taxes	149	32
	203	228
(a)	U.S. federal corporate income tax rate decreased from 35 percent to 21 percent effective January 1, 2018.

Reconciliation of statutory tax rate to effective tax rate	2017	2016
Earnings before income taxes
Canada	16	79
Foreign	689	733
	705	812
Statutory rate (%)	27	27
Income taxes at statutory rate	190	219
Foreign currency losses relating to Canadian operations	11	9
Differences in foreign tax rates	(14)	5
Earnings from associates and joint ventures	(9)	(15)
U.S. tax reform	9	-
Recognition of previously unrecognized tax assets	(4)	(5)
Other	20	15
Income taxes	203	228
Current
Canada	(11)	23
Foreign	65	173
	54	196
Deferred
Canada	27	7
Foreign	122	25
	149	32
	203	228

Components of deferred income taxes	Components of deferred income tax liabilities (assets)		Components recognized in earnings		Components not recognized in earnings
	2017	2016	2017	2016	2017	2016
Receivables, inventories and accrued liabilities	(162)	(162)	-	(29)	-	-
Property, plant and equipment	748	633	100	92	15	12
Intangibles	57	83	(37)	(31)	11	3
Asset retirement and environmental remediation provisions	(149)	(132)	(16)	7	(1)	(2)
Deferred partnership income	-	-	-	(61)	-	3
Loss carry-forwards (a)	(44)	(13)	(30)	32	(1)	(1)
Other	(62)	(35)	(4)	17	(23)	2
Net deferred income tax liabilities	388	374	13	27	1	17
Deferred income tax assets	(85)	(34)
Deferred income tax liabilities	473	408
Net deferred income tax liabilities	388	374
(a)	We have not recognized unused tax losses of $56-million (2016 – $58-million) expiring through 2037 (2016 – expiring through 2036) in the consolidated financial statements. We have recognized unused tax losses of $38-million (2016 – $9-million – does not expire per current tax legislation) as we expect to earn future taxable income in that tax jurisdiction in 2018 and following years, and the tax losses do not expire until 2037.

AGRIUM Annual Report  |  60

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

8.	POST-EMPLOYMENT BENEFITS

We sponsor post-employment pension and medical plans subject to broadly similar regulatory frameworks in Canada and the United States. For funded plans, we contribute to trustee-administered plans that are legally separate from Agrium. Regulations in each country govern the administration of assets that we hold in trust for the plans. We are responsible for governance, which includes oversight of all aspects of the plans, including investment and contribution decisions. Our pension committee assists in managing the plans, including the appointment of independent trustees, actuaries and investment professionals. Fewer than 5 percent of our employees are members of defined benefit pension plans that provide pension benefits at retirement based on years of service and/or earnings. Entitlement to benefits is generally conditional on the employee remaining in service for a minimum period or reaching a specified age. We engage a qualified actuary to perform calculations of our net benefit obligations using the projected unit credit method.

Post-employment benefit plans expose us to actuarial risks such as longevity risk, interest rate risk and market (investment) risk. We fund the cost of the registered and qualified defined benefit pension plans based on minimum statutory requirements. Our contributions include the cost of any current year accrual and any amortized payments relating to past service. We have the right to increase contributions beyond the minimum requirement. We do not fund the majority of pension obligations for executive plans. Employees cannot contribute to the defined benefit pension plans. The estimated contribution to fund our defined benefit pension plans for 2018 is $5-million.

	Defined benefit			Other post-employment
Continuity of obligation and plan assets	pension plans			benefit plans
		Plan			Plan
	Obligation	assets	Net	Obligation	assets	Net	Total
December 31, 2016	(331)	266	(65)	(76)	-	(76)	(141)
Expense included in earnings
Service cost	(7)	-	(7)	(3)	-	(3)	(10)
Interest (expense) income	(9)	7	(2)	(3)	-	(3)	(5)
Settlements	3	-	3	-	-	-	3
Administrative costs	-	(1)	(1)	-	-	-	(1)
	(13)	6	(7)	(6)	-	(6)	(13)
Included in other comprehensive income
Actuarial gain (loss) arising from:
Changes in demographic assumptions	1	-	1	-	-	-	1
Changes in financial assumptions	(13)	-	(13)	(5)	-	(5)	(18)
Return on plan assets, excluding interest	-	12	12	-	-	-	12
	(12)	12	-	(5)	-	(5)	(5)
Cash flows
Employee contributions	-	-	-	(1)	-	(1)	(1)
Employer contributions	2	19	21	2	-	2	23
Benefits paid	109	(109)	-	1	-	1	1
	111	(90)	21	2	-	2	23
Foreign currency exchange and translation	(13)	11	(2)	(4)	-	(4)	(6)
December 31, 2017	(258)	205	(53)	(89)	-	(89)	(142)
Arising from:
Funded plans	(194)			-			(194)
Unfunded plans	(64)			(89)			(153)
December 31, 2017	(258)			(89)			(347)

AGRIUM Annual Report  |  61

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

	Defined benefit			Other post-employment
Continuity of obligation and plan assets	pension plans			benefit plans
		Plan			Plan
	Obligation	assets	Net	Obligation	assets	Net	Total
December 31, 2015	(310)	253	(57)	(67)	-	(67)	(124)
Expense included in earnings
Service cost	(6)	-	(6)	(3)	-	(3)	(9)
Past service cost	(2)	-	(2)	-	-	-	(2)
Interest (expense) income	(13)	10	(3)	(2)	-	(2)	(5)
Settlements	3	-	3	-	-	-	3
	(18)	10	(8)	(5)	-	(5)	(13)
Included in other comprehensive income
Actuarial gain (loss) arising from:
Liability experience adjustments	(1)	-	(1)	(1)	-	(1)	(2)
Changes in financial assumptions	(12)	-	(12)	(1)	-	(1)	(13)
Return on plan assets, excluding interest	-	5	5	-	-	-	5
	(13)	5	(8)	(2)	-	(2)	(10)
Cash flows
Employee contributions	-	-	-	(1)	-	(1)	(1)
Employer contributions	2	7	9	2	-	2	11
Benefits paid	14	(14)	-	1	-	1	1
	16	(7)	9	2	-	2	11
Foreign currency exchange and translation	(6)	5	(1)	(4)	-	(4)	(5)
December 31, 2016	(331)	266	(65)	(76)	-	(76)	(141)
Arising from:
Funded plans	(276)			-			(276)
Unfunded plans	(55)			(76)			(131)
December 31, 2016	(331)			(76)			(407)

Post-employment benefits expense	2017	2016
Defined contribution pension plans	52	50
Defined benefit pension plans	7	8
Other post-employment benefit plans	6	5
	65	63
Expense line items
Cost of product sold	34	30
General and administrative	21	24
Other expenses	5	4
Other finance costs	5	5
	65	63

Assumptions and sensitivities

	Future benefits		Future benefits
Actuarial assumptions (%)	obligation		expense
(expressed as weighted averages)	2017	2016	2017	2016
Defined benefit pension plans
Discount rate	3	4	3	3
Expected long-term rate of return on assets	N/A	N/A	3	3
Rate of increase in compensation levels	3	3	3	3
Other post-employment benefit plans
Discount rate	4	4	4	4

AGRIUM Annual Report  |  62

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Basis for key assumptions
Discount rate – liabilities	High-quality (minimum AA) fixed income investments with cash flows that match the currency, timing and amount of the expected cash flows of the plans
Rate of return – assets	Long-term expectations of inflation and real return for each asset class, weighted in accordance with the investment policy for the plans
Real returns and inflation	Current market conditions, historical capital market data and future expectations
Life expectancy	Actuarial mortality tables published in Canada and the United States

	2017	2016
Assumed and ultimate health care cost trend rates
Health care cost trend rate assumed for the next fiscal year (%)	6	7
Ultimate health care cost trend rate (%)	5	5
Fiscal year the rate reaches the ultimate trend rate	2023	2023
Mortality assumptions per latest available standard mortality tables (remaining years)
Average life expectancy – currently aged 60 years (2016 - 65 years)
Male	25	22
Female	27	24
Average duration of benefit obligation (years)
Active members	19	18
Retired members	12	11
Average duration of the benefit obligation	15	14

A 1 percent change in discount rate would change our defined benefit obligation by $53-million.

Asset allocation and investment strategy

Our investment objective for our defined benefit pension plans is to maximize long-term return on plan assets using a mix of equities and fixed-income investments while maintaining an appropriate level of risk. Our policy is to not invest in commodities, precious metals, mineral rights, bullion or collectibles. We may use derivative financial instruments to create a desirable asset mix position, adjust the duration of a fixed income portfolio, replicate the investment performance of interest rates or a recognized capital market index, manage currency exposure or reduce risk. We do not use derivative financial instruments to create exposures to securities that our investment policy would not permit.

	Target
Defined benefit pension plans – asset allocation	allocation	Plan assets
Asset categories (%)	2018	2017	2016
Equity securities (with quoted market prices)	46
Canadian equity funds		13	11
U.S. equity funds		3	1
International equity funds		26	15
Emerging market equity funds		7	4
Debt securities (with quoted market prices)	53
Canadian debt securities		50	34
U.S. debt securities		1	22
Cash and other	1	-	13

AGRIUM Annual Report  |  63

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

9.	SHARE-BASED PAYMENTS

Our share-based payments plans provide performance incentives to our officers, senior management, directors and, on a performance-based discretionary basis, other employees.

Plan features
Form of payment	Eligibility	Granted	Vesting period	Term	Settlement
Stock Options	Officers and employees	Annually	25% per year over four years	10 years	Shares
Stock Appreciation Rights (“SARs”) (a)	Certain employees outside Canada	Annually	25% per year over four years	10 years	Cash
Performance Share Units (“PSUs”)	Executive officers and other eligible employees	Annually	On third anniversary of grant date	N/A	Cash
Restricted Share Units (“RSUs”)	Eligible employees	Annually	On third anniversary of grant date	N/A	Cash
Director Deferred Share Units (“DSUs”)	Non-executive directors	At the discretion of the Board of Directors	Fully vested upon grant	N/A	In cash on director’s departure from the Board of Directors
(a)	Effective January 1, 2015, tandem stock appreciation rights (TSARs) were no longer issued to eligible officers and employees. TSARs granted in Canada prior to January 1, 2015 have similar terms and vesting conditions to SARs and also provide the holder with the ability to choose between (a) receiving the price of our shares on the date of exercise in excess of the exercise price of the right and (b) receiving common shares by paying the exercise price of the right. Our past experience and future expectation is that substantially all option holders will elect to exercise their options as a SAR, surrendering their options and receiving settlement in cash. TSARs are included with the SARs disclosure in the following tables.

Stock Option and Stock Appreciation Rights Plans

Stock option and SAR activity (number of units in thousands; weighted average exercise price in U.S. dollars)

	2017		2016
	Units	Exercise price	Units	Exercise price
Outstanding, beginning of year	2,393	93.33	2,130	92.78
Granted	523	103.22	603	84.37
Forfeited	(4)	95.01	(8)	68.39
Exercised	(228)	89.99	(329)	73.31
Expired	(3)	55.97	(3)	90.52
Outstanding, end of year (a)	2,681	95.64	2,393	93.33
Exercisable, end of year	1,333	93.20	1,088	90.70
Maximum available for future grants, end of year	4,712		4,973
Weighted average fair value of outstanding		26.21		24.24
Weighted average share price at exercise date		109.14		99.01
(a)	Includes 1,300 thousand SARs (2016 – 1,456 thousand), of which 775 thousand (2016 – 960 thousand) issued prior to January 1, 2015 have options attached. Stock options and SARs with options attached are potentially dilutive.

Stock options and SARs outstanding (number of units in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)

At December 31, 2017		Options outstanding		Options exercisable
Range of exercise prices	Remaining contractual life	Units	Exercise price	Units	Exercise price
Less than $86.32	7	720	79.27	268	70.67
$86.33 to $90.83	5	586	89.98	461	89.83
$90.84 to $102.18	4	348	98.64	347	98.64
$102.19 to $109.55	8	532	103.22	9	103.45
$109.56 to $115.87	6	495	115.87	248	115.87
	6	2,681	95.64	1,333	93.20

AGRIUM Annual Report  |  64

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Performance and Restricted Share Units

Each PSU and RSU confers a right to the holder to receive a cash payment of the fair market value of a common share of Agrium. Holders are also entitled to the value of dividends paid on common shares in the form of additional rights or units.

PSUs vest based on total shareholder return over a three-year performance cycle, compared to the average quarterly total shareholder return of a peer group of companies over the same period. For PSUs granted after January 1, 2015, free cash flow per share over a three-year performance cycle is compared to targets approved by the Board of Directors as an additional performance condition. We base the value of each PSU granted on the average closing price of our common shares on the NYSE during the last five days of the three-year cycle. RSUs are not subject to performance conditions and vest at the end of the three-year vesting period.

We determine the fair value of stock options and SARs using a Black-Scholes model and the fair value of PSUs and RSUs using a Monte Carlo simulation model. We estimate expected annual volatility taking into consideration historic share price volatility.

PSU and RSU activity (number of units in thousands)	2017		2016
	PSU	RSU	PSU	RSU
Outstanding, beginning of year	614	262	608	121
Granted	336	121	198	146
Forfeited	(5)	(9)	(4)	(5)
Exercised	(323)	(1)	(188)	-
Outstanding, end of year	622	373	614	262
Weighted average fair value of outstanding	137.41	112.35	121.41	100.25

Other information

Compensation expense by plan	2017	2016
Stock options	11	8
SARs	3	3
TSARs	5	1
PSUs	31	29
RSUs	15	10
DSUs	4	4
	69	55

Liabilities for cash-settled plans	December 31,
	2017	2016
Total fair value liability for cash-settled plans	135	115
Total intrinsic liability for cash-settled plans	130	100

At December 31, 2017, unrecognized compensation expense for unvested awards was $52-million. During 2017, we settled $40-million of awards in cash (2016 - $41-million).

Valuation model inputs	December 31,
	2017	2016
Grant price (NYSE closing price on day immediately preceding grant date)	96.67	92.86
Share price (NYSE closing price at December 31)	115.00	100.55
Expected annual volatility (%)	25.10	28.33
Risk-free interest rate (%)	1.74	1.54
Expected annual dividend yield (%)	3.04	3.48
Expected life (years)	4	5
Forfeiture rate (%)	0.57	0.59

AGRIUM Annual Report  |  65

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

10.	CASH FLOW INFORMATION

Cash and cash equivalents	December 31,
	2017	2016
Cash	447	408
Short-term investments (original maturity of three months or less)	19	4
	466	412

Net changes in non-cash operating working capital	2017	2016
Accounts receivable	(175)	(177)
Inventories	(151)	230
Prepaid expenses and deposits	(156)	(137)
Accounts payable	467	556
	(15)	472

11.	ACCOUNTS RECEIVABLE

Trade accounts receivable are primarily concentrated in the agriculture sector. We determine and monitor concentrations of credit risk using our aging analysis of trade receivables.

	December 31,
	2017	2016
Trade accounts	2,247	1,980
Allowance for doubtful accounts	(78)	(76)
Rebates	163	250
Other non-trade accounts	49	36
Derivative financial instruments	9	2
Other taxes	16	16
	2,406	2,208

Trade accounts receivable – aging	December 31,
	2017		2016
	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Not past due	1,762	(4)	1,597	(10)
30 days or less	210	-	152	(3)
31–60 days	78	-	43	(2)
61–90 days	32	(1)	21	(2)
Greater than 90 days	165	(73)	167	(59)
	2,247	(78)	1,980	(76)

Trade accounts receivable – risk concentration

Geographic and industry diversity and crop insurance programs in Canada and the United States mitigate concentration of risk in the agriculture sector. Our Wholesale business unit diversifies and mitigates risk concentration by selling to industrial customers outside the agriculture sector and by using letters of credit and credit insurance. Based on historical information about default rates and our analysis of current receivables, we do not expect any significant losses from trade accounts receivable other than the amounts classified as doubtful accounts. No single customer accounts for more than 10 percent of our sales.

AGRIUM Annual Report  |  66

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Our trade accounts receivable include a concentration in Retail operations in Australia for advances to our customers to purchase crop inputs and livestock. We mitigate risk in these receivables by obtaining security over livestock. In our Retail operations in Western Canada, we also mitigate credit risk in accounts receivable through an agency agreement with a Canadian financial institution wherein the financial institution provides credit to qualifying Agrium customers to assist in financing their crop input purchases. Through the agency agreement, which expires in 2018, customers have loans directly with the institution while Agrium has only a limited recourse involvement to the extent of an indemnification of the institution for 50 percent of its future bad debts to a maximum of 5 percent of the qualified customer loans. Outstanding customer credit with the financial institution was $528-million at December 31, 2017, which is not recognized in our consolidated balance sheet. Historical indemnification losses on this arrangement have been negligible, and the average aging of the customer loans with the financial institution is current.

12.	INVENTORIES

Wholesale inventories consist primarily of crop nutrients, operating supplies and raw materials, including both direct and indirect production and purchase costs, depreciation and amortization of assets employed directly in production, and freight to transport product to storage facilities.

Retail inventories consist primarily of crop nutrients, crop protection products, seed and merchandise and include the cost of delivery to move the product to storage facilities.

	December 31,
	2017	2016
Product for resale (a)	2,571	2,454
Raw materials	383	404
Finished goods	367	372
	3,321	3,230
(a)	Includes biological assets of $6-million (2016 – $17-million) measured at FVLCD, a Level 3 measurement

13.	PROPERTY, PLANT AND EQUIPMENT

December 31, 2017	Land	Buildings and improvements	Machinery and equipment	Assets under construction (a)	Other	Total
Cost
December 31, 2016	134	3,457	4,845	1,453	208	10,097
Additions	5	230	216	440	2	893
Business acquisitions	2	19	19	-	-	40
Disposals	(2)	(19)	(216)	(4)	(3)	(244)
Transfers (b)	-	127	999	(1,139)	13	-
Other adjustments (c)	(21)	(244)	(297)	(101)	(90)	(753)
Foreign currency translation	2	93	118	11	3	227
December 31, 2017	120	3,663	5,684	660	133	10,260
Accumulated depreciation
December 31, 2016	-	(692)	(2,513)	-	(74)	(3,279)
Depreciation	-	(113)	(335)	-	(10)	(458)
Disposals	-	13	203	-	3	219
Other adjustments (c)	-	154	229	-	39	422
Foreign currency translation	-	(13)	(59)	-	(1)	(73)
December 31, 2017	-	(651)	(2,475)	-	(43)	(3,169)
Net book value	120	3,012	3,209	660	90	7,091
(a)	Assets under construction include assets in the following operating segments: nitrogen assets of $452-million, potash assets of $90-million and $118-million in various other operating segments. Assets in the nitrogen and potash operating segments include greenfield assets of $116-million and brownfield assets of $292-million.
(b)	We transferred $662-million related to the Borger expansion project from assets under construction to buildings and improvements and machinery and equipment when the assets became available for use.
(c)	Other adjustments include assets classified as held for sale with a net book value of $291-million.

AGRIUM Annual Report  |  67

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

December 31, 2016	Land	Buildings and improvements	Machinery and equipment	Assets under construction (a)	Other	Total
Cost
December 31, 2015	126	3,307	4,379	1,209	185	9,206
Additions	4	42	174	528	1	749
Business acquisitions	6	52	61	-	-	119
Disposals	(3)	(25)	(68)	-	-	(96)
Transfers	-	43	230	(291)	18	-
Other adjustments	-	(37)	(14)	-	-	(51)
Foreign currency translation	1	75	83	7	4	170
December 31, 2016	134	3,457	4,845	1,453	208	10,097
Accumulated depreciation
December 31, 2015	-	(603)	(2,208)	-	(62)	(2,873)
Depreciation	-	(103)	(317)	-	(11)	(431)
Disposals	-	20	47	-	-	67
Foreign currency translation	-	(6)	(35)	-	(1)	(42)
December 31, 2016	-	(692)	(2,513)	-	(74)	(3,279)
Net book value	134	2,765	2,332	1,453	134	6,818
(a)	Assets under construction include assets in the following operating segments: nitrogen assets of $1.2-billion, potash assets of $140-million and $113-million in various other operating segments. Assets in the nitrogen and potash operating segments include greenfield assets of $116-million and brownfield assets of $860-million.

Depreciation of property, plant and equipment	2017	2016
Cost of product sold	222	204
Selling	176	160
General and administrative	22	21
	420	385

Depreciation recorded in inventory	11	24

Turnaround costs included in machinery and equipment	2017	2016
Cost
Balance, beginning of year	316	273
Additions	111	44
Retirements	(86)	(1)
Other adjustments	(36)	-
Balance, end of year	305	316
Accumulated depreciation
Balance, beginning of year	(169)	(102)
Depreciation	(57)	(68)
Retirements	85	1
Other adjustments	26	-
Balance, end of year	(115)	(169)
Net book value	190	147

Turnaround costs include replacement or overhaul of equipment and items such as compressors, turbines, pumps, motors, valves, piping and other parts; assessment of production equipment; replacement of aged catalysts; new installation or recalibration of measurement and control devices; and other costs. We capitalize turnaround costs only if they meet the capitalization criteria of IFRS.

AGRIUM Annual Report  |  68

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

14.	INTANGIBLES AND GOODWILL

Intangibles and goodwill primarily arise from business acquisitions. We amortize intangibles based on their estimated useful life except for certain acquired trade names that have indefinite useful lives.

December 31, 2017	Trade names (a)	Customer relationships (b)	Technology	Other	Total intangibles	Goodwill
Cost
December 31, 2016	30	742	191	278	1,241	2,290
Additions	-	-	10	11	21	-
Business acquisitions	-	-	-	27	27	122
Disposals	-	-	(34)	-	(34)	-
Other adjustments	-	-	-	7	7	-
Foreign currency translation	4	7	9	6	26	28
December 31, 2017	34	749	176	329	1,288	2,440
Accumulated amortization and
impairment losses
December 31, 2016	(6)	(402)	(89)	(178)	(675)	(195)
Amortization	(1)	(50)	(20)	(39)	(110)	-
Disposals	-	-	34	-	34	-
Other adjustments	-	-	-	(7)	(7)	-
Foreign currency translation	-	(6)	(5)	(1)	(12)	(17)
December 31, 2017	(7)	(458)	(80)	(225)	(770)	(212)
Net book value	27	291	96	104	518	2,228
(a)	Trade names with a net book value of $19-million have indefinite useful lives for accounting purposes.
(b)	The remaining amortization period of customer relationships at December 31, 2017, is approximately six years.

December 31, 2016	Trade names (a)	Customer relationships	Technology	Other	Total intangibles	Goodwill
Cost
December 31, 2015	30	755	148	233	1,166	2,177
Additions	-	-	15	7	22	-
Business acquisitions	-	3	-	22	25	105
Other adjustments	-	(17)	26	16	25	10
Foreign currency translation	-	1	2	-	3	(2)
December 31, 2016	30	742	191	278	1,241	2,290
Accumulated amortization and
impairment losses
December 31, 2015	(5)	(346)	(45)	(138)	(534)	(197)
Amortization	(1)	(56)	(18)	(33)	(108)	-
Other adjustments	-	-	(26)	(7)	(33)	-
Foreign currency translation	-	-	-	-	-	2
December 31, 2016	(6)	(402)	(89)	(178)	(675)	(195)
Net book value	24	340	102	100	566	2,095
(a)	Trade names with a net book value of $17-million have indefinite useful lives for accounting purposes.

Amortization of finite-lived intangibles	2017	2016
Cost of product sold	3	3
Selling	99	103
General and administrative	8	2
	110	108

AGRIUM Annual Report  |  69

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Goodwill impairment testing

Goodwill by cash generating unit		December 31,
	2017		2016
Retail – North America	2,090		1,972
Retail – Australia	130		115
Other	8		8
	2,228		2,095

In calculating the recoverable amount for goodwill, we used the FVLCD methodology and incorporated assumptions an independent market participant would apply. We adjust discount rates for each group of cash-generating units (CGU) for the risk associated with achieving our forecasts (five-year projections) and for the currency in which we expect to generate cash flows. FVLCD is a Level 3 measurement. We use our market capitalization and comparative market multiples to corroborate discounted cash flow results.

The key assumptions with the greatest influence on our calculation of the recoverable amounts are the discount rates, terminal growth rates and cash flow forecasts for each CGU as derived from our strategic plan. Key inputs to our test of Retail – North America included a pre-tax discount rate of 11.1 percent and a terminal growth rate per annum of 2.5 percent.

15.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

We maintain strategic investments in entities in the crop nutrients and related industries. We continuously assess our ability to exercise significant influence or joint control over our investments.

	Reporting period	Interest (%)	Location		December 31,
				2017		2016
Investments in associates
Misr Fertilizers Production Company S.A.E. (“MOPCO”) – a nitrogen producer	September 30	26	Egypt	238		285
Other				108		94
				346		379
Investments in joint ventures
Profertil S.A. (“Profertil”) - a nitrogen producer	December 31	50	Argentina	176		162
				176		162
				522		541

Associates

As we have representation on MOPCO’s Board of Directors, we maintain significant influence over MOPCO. We record our share of MOPCO’s earnings on a one-quarter lag because financial statements of MOPCO are not available on the date of issuance of our financial statements. We adjust for the effects of any significant unrecorded transactions or events between MOPCO’s period-end date and our fiscal year-end date. Future conditions, including those related to MOPCO operating in Egypt, which has been subject to political instability and civil unrest, may restrict our ability to obtain dividends from MOPCO. We are also exposed to currency risk related to fluctuations in the Egyptian pound against the U.S. dollar.

AGRIUM Annual Report  |  70

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Summarized financial information of MOPCO	December 31,
	2017	2016
Current assets	158	29
Non-current assets	1,654	1,510
	1,812	1,539
Current liabilities	238	207
Non-current liabilities	863	538
	1,101	745
Net assets of MOPCO	711	794
Proportionate ownership interest in MOPCO	185	206
Dividend receivable	7	29
Unamortized purchase price adjustment	46	50
Carrying amount of interest in MOPCO	238	285

	2017	2016
Sales	421	128
Net earnings	81	149
Other comprehensive loss	(158)	(131)
Total comprehensive (loss) income	(77)	18
Proportionate share of MOPCO earnings	21	39
Purchase price adjustment amortization	(4)	(4)
Earnings from MOPCO	17	35
Proportionate share of MOPCO other comprehensive loss	(41)	(34)
Proportionate share of MOPCO total comprehensive (loss) income	(24)	1
Dividends received from MOPCO	13	-

Canpotex

We own a one-third interest in Canpotex Limited (“Canpotex”), which exports the portion of our produced potash that Canpotex sells outside of Canada and the United States. Canpotex is an industry association owned equally by us and two other producers of potash in Canada. We have significant influence through our ability to appoint directors to the Canpotex Board of Directors. We accounted for our investment based on our economic interest of 8.87 percent (2016 – 10.3 percent), which is our allocation of production capacity among the members of the association.

Agrium is contractually obligated to reimburse Canpotex for our economic interest of 8.87 percent pro-rata share of any operating losses or other liabilities incurred up to December 31, 2017. There were no such losses in 2017.

Following the completion of the merger, effective January 1, 2018, Nutrien owns a 50 percent voting interest and currently has a 63.82 percent economic interest in Canpotex. Mosaic owns the remaining voting and equity interest in Canpotex. Nutrien guarantees operating losses or other liabilities of Canpotex to the extent of its economic interest.

We believe the probability of conditions arising that would trigger any guarantee of Canpotex is remote. Reimbursements, if any, would be made through reductions of future cash receipts from Canpotex.

Joint ventures

We have a 50 percent ownership interest in Profertil. Based in Argentina, Profertil is a producer and wholesale distributor of nitrogen crop nutrients. A contractual agreement establishes joint control over Profertil and provides us with 50 percent of the voting rights.

AGRIUM Annual Report  |  71

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Summarized financial information of Profertil	December 31,
	2017	2016
Current assets (a)	226	176
Non-current assets	548	595
	774	771
Current liabilities (b)	212	195
Non-current liabilities (c)	209	251
	421	446
Net assets of Profertil	353	325
Proportionate share of net assets of Profertil	177	163
Elimination of unrealized profit	(1)	(1)
Carrying amount of interest in Profertil	176	162

(a)  Includes cash and cash equivalents of $12-million (2016 – $22-million)

(b)  Includes current financial liabilities (excluding trade and other payables and provisions) of $77-million (2016 – $59-million)

(c)   Includes non-current financial liabilities (excluding trade and other payables and provisions) of $56-million (2016 – $116-million)

	2017	2016
Sales	432	392
Depreciation and amortization	22	26
Interest expense	21	24
Income taxes	20	39
Net earnings	26	51
Total comprehensive income	26	51
Proportionate share of Profertil earnings	13	26
Elimination of unrealized profit	-	1
Dividends and interest received from Profertil	-	108

Summarized financial information of associates and joint ventures represents amounts that investees have recorded in their financial statements, adjusted for any fair value adjustments at acquisition and adjusted for differences in accounting policies.

Transactions with associates and joint ventures

	2017	2016
For the year ended December 31,
Sales to Canpotex	178	162
Purchases from MOPCO	26	9
Purchases from Profertil	68	61
As at December 31,
Amounts receivable from Canpotex	18	29
Amounts owed to Profertil	11	7

16. OTHER ASSETS

Other current assets consist primarily of an investment portfolio supporting the requirements of insurance obligations. All marketable securities are rated as investment grade or higher and are capable of liquidation within five trading days.

AGRIUM Annual Report  |  72

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Other current assets	December 31,
	2017	2016
Other financial assets
Marketable securities (a)	118	121
Other non-financial assets	2	2
	120	123

Other assets	December 31,
	2017	2016
Other financial assets
Receivables (b)	22	28
Derivative financial instruments	10	-
	32	28
Other non-financial assets	26	20
	58	48
(a)	Comprised primarily of U.S. equities (10 percent), U.S. Government debt (36 percent) and U.S. corporate debt (45 percent).
(b)	Unsecured term loan receivable bearing interest at 3.4 percent per annum, repayable $8-million annually until 2020.

17. DEBT

We issue debt for various purposes, including maintaining or adjusting our capital structure. We have access to short-term facilities that we renegotiate periodically. We also have access to the capital markets through our base shelf prospectus.

			December 31,	December 31,
			2017	2016
	Maturity	Rate (%) (a)	Utilized	Utilized
Short-term debt
Commercial paper (b)	2018	1.88	565	306
Credit facilities (c)(d)		8.89	302	298
			867	604
Long-term debt (e)
Floating rate bank loans	-		-	10
7.7% debentures	2017		-	100
6.75% debentures	2019		500	500
3.15% debentures	2022		500	500
3.5% debentures	2023		500	500
3.375% debentures	2025		550	550
7.8% debentures	2027		125	125
4.125% debentures	2035		450	450
7.125% debentures	2036		300	300
6.125% debentures	2041		500	500
4.9% debentures	2043		500	500
5.25% debentures	2045		500	500
Other			32	25
			4,457	4,560
Unamortized transaction costs			(49)	(52)
Current portion of long-term debt			(11)	(110)
			4,397	4,398
(a)	Weighted average rates at December 31, 2017
(b)	Program maximum U.S. $2.5-billion. Amounts borrowed under the commercial paper program reduce our borrowing capacity under the multi-jurisdictional credit facility.
(c)	Short-term debt is unsecured and consists of U.S. dollar-denominated debt of $164-million, euro-denominated debt of $47-million and other debt of $91-million (2016 – $236-million, $53-million and $9-million).
(d)	Total capacity available on our multi-jurisdictional credit facility, which expires in 2020, is $2.5-billion.
(e)	Debentures have various provisions that allow redemption prior to maturity, at our option, at specified prices.

AGRIUM Annual Report  |  73

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Debt capacity available		December 31,
		2017
Multi-jurisdictional credit facility		2,500
European facilities		240
South American facilities		211
Australian facilities		50
Accounts receivable securitization		500
		3,501
Short-term debt drawn		(867)
Letters of credit issued		(1)
Debt capacity available		2,633

	Short-term debt	Long-term debt (a)
December 31, 2016	604	4,508
Cash flows reported as financing activities	258	(110)
Non-cash changes
Other adjustments	-	10
Foreign currency translation	5	-
December 31, 2017	867	4,408
(a) Includes current portion

18.	ACCOUNTS PAYABLE

We incur significant payables for procurement of product for resale inventories and for prepayments made by customers wishing to purchase our products for the upcoming growing season.

	December 31,
	2017	2016
Trade	2,576	2,235
Customer prepayments	1,532	1,449
Accrued liabilities	728	670
Other taxes	28	32
Accrued interest	70	72
Dividends	121	121
Derivative financial instruments	62	7
Share-based payments	89	76
	5,206	4,662

19.	OTHER PROVISIONS

We make significant estimates for various litigation matters in the normal course of business and for asset retirement and environmental remediation matters.

AGRIUM Annual Report  |  74

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

		Environmental		Asset
	Notes	remediation	(a)	retirement	(b)	Other	Total
December 31, 2016		141		231		9	381
Additional provisions or changes in estimates	24	23		177		25	225
Draw-downs		(20)		(10)		(4)	(34)
Reversals		-		-		(2)	(2)
Accretion		2		6		-	8
Other adjustments		-		-		1	1
Foreign currency translation		3		3		-	6
December 31, 2017		149		407		29	585
Current portion		22		17		24	63
Non-current portion		127		390		5	522
		149		407		29	585
(a)	We estimate that we will settle our environmental remediation liabilities between 2018 and 2042. We discount obligations using rates ranging from 0.65 percent to 4.00 percent (2016 – 0.65 percent to 4.00 percent). Provisions include $42-million of remediation liabilities we retained for the Idaho phosphate mining and processing sites as a condition of the sale. No individual site provision is material.
(b)	Mining, extraction, processing and distribution activities result in asset retirement obligations in the normal course of operations. Obligations include closure, dismantlement, site restoration or other legal or constructive obligations for termination and retirement of assets. Expenditures may occur before and after closure. We expect to incur expenditures for our phosphate obligations over the next 70 years. We expect to make payments for our potash and nitrogen obligations after that time. Timing of expenditures depends on several factors, such as the life and nature of the asset, legal requirements and technology. We estimate obligations using discount rates ranging from 1.22 percent to 4.55 percent (2016 – 1.22 percent to 4.55 percent). Provisions include $162-million related to obligations we retained for the Conda Idaho phosphate mining and processing sites, and $195-million for our Redwater, Alberta facility. No other site provision is material.

20.	OTHER LIABILITIES

		December 31,
	2017		2016
Other financial liabilities
Derivative financial instruments	28		16
Other	32		13
	60		29

Other non-financial liabilities
Share-based payments	46		39
	106		68

21.	DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

On January 12, 2018, we completed the agreements with third parties to dispose of our Conda phosphate operations (“CPO”) and North Bend nitrogen assets (“North Bend”). The sales of CPO and North Bend are the subject of a consent order, given final approval by the FTC on February 7, 2018, providing remedies to resolve issues in superphosphoric acid and nitric acid related to the merger.

These assets were previously classified as held for sale, as FTC approval and completion of the sales of CPO and North Bend assets is considered highly probable. Additionally, as CPO comprises operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes, its operating results and the impact of re-measurement to the selling price were included in discontinued operations for the year ended December 31, 2017, and in the comparative year ended December 31, 2016. Discontinued operations exclude elimination of intercompany transactions.

The majority of the remaining value of assets held for sale is assigned to inventories.

AGRIUM Annual Report  |  75

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Condensed information of discontinued operations (a)	2017	2016
Operating information
Discontinued operations of assets held for sale
Sales	299	278
Expenses	308	270
(Loss) earnings before income taxes	(9)	8
Income tax recovery	(10)	(4)
Earnings before measurement of assets held for sale	1	12
Loss on measurement of assets held for sale(b)	(311)	-
Income tax recovery on loss on measurement of assets held for sale	(123)	-
Net (loss) earnings from discontinued operations	(187)	12
Cash flow information
Operating activities	24	30
Investing activities	(20)	(23)
Cash provided by discontinued operations	4	7

(a) No cumulative income or expenses are included in other comprehensive income related to CPO.
(b) The write-down of CPO assets when classified as held for sale is predominately related to property, plant and equipment.

22.	BUSINESS ACQUISITIONS

During the year, our Retail business unit acquired 44 farm centers in the U.S. and Australia. Benefits of the acquisitions include expansion of geographical coverage for the sale of crop input products, acquisition of existing customer base and workforce, the value of synergies between Agrium and the acquired businesses, and cost savings opportunities.

We have not completed the allocation of the purchase price for these acquisitions as we are still gathering and analyzing information about the related assets and liabilities, including fair values and the resulting income tax impact.

Provisional estimate of fair values of assets acquired and liabilities
assumed for all business acquisitions by the Retail business unit	2017 Acquisitions	2016 Acquisitions
Working capital	17	62
Property, plant and equipment	40	119
Intangibles	27	25
Goodwill	122	105
Other non-current assets	8	31
Deferred income tax liabilities	(11)	-
Total consideration	203	342

Financial information related to our business acquisitions	2017(a)
Sales from the date of acquisition	97
Estimated sales if acquisitions occurred at the beginning of the year	328
(a) Net earnings and pro forma net earnings related to these acquisitions are $3-million and $25-million, respectively.

23.	COMMITMENTS

Operating leases

Operating lease commitments consist primarily of leases for railcars and contractual commitments at distribution facilities in our Wholesale business unit, vehicles and application equipment in our Retail business unit, and office equipment and property leases throughout our operations. Commitments represent minimum payments under each agreement.

AGRIUM Annual Report  |  76

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Future minimum lease payments for operating leases		December 31,
	2017		2016
Less than one year	147		139
One to five years	317		283
More than five years	157		171
	621		593

Other commitments
	2018	2019	2020	2021	2022
Operating
Long-term debt – interest	219	185	183	183	179
Cost of product sold
Natural gas (a)(b)	235	99	22	12	-
Power, sulfuric acid and other (c)(d)	170	77	78	80	86
Purchase commitments(e)	735	112	127	142	148
Derivative financial instruments
Foreign exchange	10	-	-	-	-
Natural gas	52	28	-	-	-
Other commitments	61	43	13	13	13
	1,482	544	423	430	426
Capital
Long-term debt – principal repayments	-	500	-	-	500
Asset retirement obligations	17	17	27	6	7
Environmental remediation liabilities	22	35	12	5	6
	39	552	39	11	513
	1,521	1,096	462	441	939
(a)	Our minimum commitments for North American natural gas purchases, which include both floating rate and fixed rate contracts, are calculated using the prevailing NYMEX forward prices for U.S. facilities and AECO forward prices for Canadian facilities at December 31, 2017.
(b)	Commitments include our proportionate share of commitments of joint ventures. Profertil has long-term gas contracts denominated in U.S. dollars and expiring in 2019, which account for approximately 100 percent of Profertil’s gas requirements. YPF S.A., our joint venture partner in Profertil, supplies approximately 70 percent of the gas under these contracts.
(c)	Our Carseland facility has a power co-generation agreement, expiring on December 31, 2026, for which we are able to purchase 60 megawatt-hours of power per hour. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.
(d)	Our phosphate rock supply agreement includes a minimum commitment to purchase phosphate rock until 2018, with a potential to nominate additional volumes and extend to 2020. In 2016, we decided not to nominate any additional volumes past 2018. The purchase price is based on a formula that tracks finished product pricing and key published phosphate input costs. We entered into a freight contract to import phosphate rock extending to 2019, with a total commitment of $59-million at December 31, 2017.
(e)	As part of our agreement to sell CPO, we entered into long-term strategic supply and offtake agreements which extends to 2023. Under the terms of the supply and offtake agreements, we will supply 100 percent of the ammonia requirements of CPO and purchase 100 percent of the monoammonium phosphate (MAP) product produced at CPO. The MAP production is estimated at 330,000 tonnes per year.
(f)	Our post-employment benefits obligations are not included in this table. Refer to note 8 for additional information.

24.	CONTINGENT LIABILITIES

From time to time, we become involved in legal or administrative proceedings related to our current and acquired businesses. Such proceedings expose us to possible losses, and we expect our involvement in such matters to continue in the normal conduct of our business. We will represent our interests vigorously in all proceedings in which we are involved. Legal and administrative proceedings involving possible losses are inherently complex, and we apply significant judgment in estimating probable outcomes. As a result, potential exists for adjustments to liabilities and material variance between actual costs and estimates.

Information on the amounts accrued for litigation, environmental remediation and asset retirement are disclosed in note 19. Our assessment of specific matters at the date of issuance of these financial statements is set out below.

AGRIUM Annual Report  |  77

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Environmental contingencies

We are responsible for environmental remediation of certain facilities and sites. Work at these sites is in various stages of environmental management: we are assessing and investigating some sites and remediating or monitoring others. We have established a provision for our estimated liabilities (see note 19). However, new information, including changes in regulations or results of investigations, could lead to reassessment of our exposure related to these matters. In addition, we may revise our estimates of our future obligations because they are dependent on several uncertain factors including the method and extent of the remediation as well as cost-sharing arrangements with other parties involved.

For the matters described below, at the date of issuance of these financial statements, we determined that we could not make a reliable estimate of the amount and timing of any financial effect in excess of the amounts accrued.

Idaho phosphate mining and processing sites

Nu-West Industries, Inc. (“Nu-West”), a wholly owned subsidiary of Agrium, has been working co-operatively with federal and state agencies on environmental remediation at existing and former phosphate mining and processing sites in Idaho. Nu-West has been notified of potential violations of federal and state statutes by U.S. federal and state agencies. Depending on the site, Nu-West is in the investigation or risk assessment stage or has, for some sites, begun preliminary remediation work under agreements with the agencies. Completion of investigations, risk assessments or preliminary work will enable Nu-West and the agencies to determine what, if any, remediation work will be required. During 2016 and 2017, Nu-West completed substantial remedial construction and investigative fieldwork for certain of the Idaho sites. Results of the construction and site monitoring will determine future investigation and remediation requirements. In 2015, Nu-West received a Notice of Intent advising that trustees for U.S. federal and state agencies will conduct a damage assessment at the Idaho phosphate mining and processing sites. Discussions with the trustees, including negotiation of the scope of future remediation, continued in 2017; the assessment may take many years to mature to a stage where the trustees assert a claim for damages.

Manitoba mining properties

In 1996, Agrium acquired Viridian Inc. (“Viridian”). Viridian has retained certain liabilities associated with the Fox Mine – a closed mineral processing site near Lynn Lake, Manitoba. Viridian was amalgamated with Agrium in 2017. Agrium is currently treating water draining from the site to meet provincial downstream water quality standards. Agrium has substantially completed the investigation phase of remediation and is currently in discussions with the Province of Manitoba regarding remedial alternatives selection. Concurrence and approval from the Province of a remedial design are expected within the next 12 to 36 months. For this matter, we have not disclosed information about the amount accrued for site remediation because disclosure of such information would seriously prejudice our position in discussions with the Province. There were no significant developments in 2017.

25. ACCOUNTING POLICIES, JUDGMENTS, ASSUMPTIONS AND ESTIMATES

We describe below significant accounting policies, without repeating or restating the actual text of the accounting standards, where disclosure would assist users in understanding how we reflect transactions and other events and conditions in our financial statements. In addition, IFRS requires us to describe (a) information about the assumptions and estimates we make in applying our accounting policies and (b) judgments we have made in the process of applying our accounting policies.

AGRIUM Annual Report  |  78

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

a) Accounting policies and underlying assumptions and estimates

In preparing financial statements, we make assumptions and estimates based on our historical experience, current trends and all available information we believe is relevant at the time we prepare the financial statements. However, we cannot determine future events and their effects with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. We have provided analysis of sensitivity to assumptions elsewhere in the notes to these financial statements in instances where it is relevant to understanding management’s assumptions about the future. Sensitivity analysis presents the impact of reasonably possible hypothetical changes to one assumption at December 31, 2017, while holding other assumptions constant. In practice, it is unlikely that the hypothetical change would occur in isolation as variables may have interdependencies. Accordingly, such analysis provides only an approximation of the sensitivity to the individual assumptions shown and may not be representative of the full impact on our financial position and results of operations.

Financial statement area	Accounting policy	Assumptions and estimation uncertainty
Revenue recognition (IAS 18)

We recognize revenue when we meet the requirements of IAS 18. For the sale of goods, risks and rewards of ownership pass to our customers based on the contractual terms of the arrangement. In most cases, the terms of the arrangement are such that risks and rewards transfer when product is:

•  Picked up by our customer at our Retail farm centers or at a Wholesale manufacturing site or a distribution facility

•  Delivered to the destination specified by our customer if we retain inventory risk during the delivery period

•  Delivered to the vessel on which the product will be shipped, or

•  Delivered to the destination port.

We recognize revenue for nutrient or crop protection application services and agronomic and precision agriculture services when the service is complete. We deduct provisions for returns, trade discounts and rebates from revenue.

We provide customer incentives, such as rebates, based on value or tonnage purchased. We make various estimates to recognize the impact of rebates and other incentives on revenue, including our ability to collect consideration for a sale, the impact of estimated customer product returns and some customer incentive programs, whether we are acting as an agent or principal in a sale, and whether a service is complete. We make estimates of returns and incentives based on historical and forecasted data, contractual terms and current conditions. Because of the nature of our sales of goods and services, any single estimate would have only a negligible impact on revenue recognition.

Because of the short-term nature of our contracts with customers, recognition of revenue does not result in significant estimation uncertainty.

AGRIUM Annual Report  |  79

Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Property, plant and equipment (IAS 16, IAS 23, IAS 36, IAS 37)

In our mining, milling and other manufacturing facilities, we capitalize components requiring replacement at regular intervals, major inspections and overhauls, spare parts used in connection with specific equipment and standby equipment. We capitalize such costs if they meet the asset recognition criteria of IAS 16 and the asset has an estimated useful life of greater than one year. We immediately write off remaining carrying value of components replaced. We depreciate each component over the lesser of its estimated useful life and the remaining period until the next replacement or major inspection or overhaul.

We depreciate property, plant and equipment directly related to our nitrogen, phosphate and potash operations using the units of production method. We depreciate the rest of our property, plant and equipment using the straight-line method using the following estimated useful lives, which we reassess annually:

Buildings and

improvements                         4 – 60 years

Machinery and

equipment                                1 – 60 years

Other                                        1 – 45 years

If the construction or preparation for use of property, plant or equipment extends over more than 12 months, we capitalize borrowing costs up to the date of completion as part of the cost of acquisition or construction.

We move an asset from the construction phase to the production phase and begin depreciation when the asset is available for use in the manner intended by management.

We present property, plant and equipment at cost net of accumulated depreciation and accumulated impairment losses.

We make assumptions about the use of an asset based on the level of capital expenditures compared to construction cost estimates; completion of a reasonable period of testing of the asset; ability to produce product in saleable form within specifications; and ability to sustain ongoing production.

We depreciate potash-related assets over the shorter of estimates of reserves and service lives and nitrogen and phosphate plant assets based on their productive capacity.

Intangible assets other than goodwill (IAS 38)

We initially measure finite-lived intangible assets, such as customer relationships, at cost and amortize them over their estimated useful lives. Intangible assets with indefinite useful lives, such as certain brand names, are not amortized. We capitalize costs for internally generated intangible assets, such as development costs, when costs meet criteria for feasibility. We expense research and development expenditures that do not meet the capitalization criteria.

We amortize finite-lived intangible assets on a straight-line basis using the following estimated useful lives, which we reassess annually:

Trade names                        5 – 10 years

Customer

relationships                         7 – 10 years

Technology                            3 – 7 years

Other                                      5 – 20 years

Assets held for sale and discontinued operations (IFRS 5)	We measure assets held for sale at the lower of their carrying amount and FVLCD and once classified as held for sale, property, plant and equipment is no longer depreciated. We disclosed information about discontinued operations in note 21.

For assets held for sale, we make estimates of the value of the asset and when we will complete the sale. We estimate FVLCD using assumptions an independent market participant would use about the future cash flows of the asset and its eventual disposal. Assumptions include production or sales volumes, sales prices, selling margins and discount rates.

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Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Rebates (IAS 2)

Our vendors may offer us various incentives to purchase products for resale. We account for vendor rebates and prepay discounts as a reduction of the prices of the suppliers’ products. Rebates based on the amount of materials purchased reduce cost of product as we sell inventory. We offset rebates based on sales volume to cost of product sold if we have earned the rebate based on sales volume of products.

We accrue rebates that are probable and that we can reasonably estimate. We accrue rebates that are not probable or estimable when we achieve certain milestones. We accrue rebates not covered by binding agreements or published vendor programs when we obtain conclusive documentation of right of receipt.

We participate in diverse vendor arrangements, some of which are highly complex. Where it is probably that we will receive a rebate and we can reasonably estimate the amount, we record accruals for some vendor rebates by estimating the point at which we will have completed our performance under an agreement. To determine this, we analyze and review historical trends to apply rates negotiated with our vendors to estimated and actual purchase volumes to determine accruals. Estimated amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected volumes.
Inventories (IAS 2)	We measure inventories at the lower of cost on a weighted average basis and net realizable value.	We calculate the net realizable value of inventories based on estimates and assumptions about a combination of interrelated factors affecting forecasted selling prices, including demand and supply variables. Demand variables include grain and oilseed prices, stock-to- use ratios and changes in inventories in distribution channels. Supply variables include forecasted prices of raw materials such as natural gas, operating rates and crop nutrient inventory levels.
Provisions (IAS 37)

Our most significant provisions relate to asset retirement of our nitrogen and phosphate manufacturing facilities at the CPO phosphate mining and processing sites and Redwater facility, environmental remediation at the CPO phosphate mining and processing sites, and Manitoba mining properties.

We discount a provision to its present value using a pre-tax, risk-free discount rate. We do not recognize contingent liabilities (obligations that we cannot measure with sufficient reliability or obligations for which it is not probable that an outflow of resources will be required to settle the obligation). We have described policy choices applying to provisions and contingent liabilities in notes 19 and 24.

Estimating the ultimate settlement of provisions requires us to make complex and interrelated assumptions based on experience with similar matters, past history, precedents, evidence and facts specific to each matter.

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Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Share-based compensation (IFRS 2)

We recognize share-based payment transactions when we obtain services from an employee. Except for stock options, we expect to settle our share-based compensation plans in cash. These cash-settled awards are measured at the fair value of the liability and we remeasure liabilities at the end of each reporting period and at the date of settlement. We have described our policy choices applying to our plans in note 9.

In valuing our share-based payment transactions and liabilities, we make assumptions about the future volatility of our share price, expected dividend yield, future employee turnover rates, future employee stock option exercise behavior and corporate performance. Such estimates and assumptions are inherently uncertain.
Leases (IAS 17, IFRIC 4)

An arrangement may be or contain a lease according to the substance of the arrangement. This is the case if the arrangement is dependent on the use of an asset or conveys a right to use an asset, even if not explicitly stated.

Leasing arrangements primarily relate to railcars and other rolling stock, which we have classified as operating leases as we do not have substantially all the risks and rewards of ownership of the leased assets.

Income taxes (IAS 12)

The largest components of our deferred income tax balances relate to asset retirement and environmental remediation provisions and property, plant and equipment.

In determining our provision for income taxes, we use an annual effective income tax rate based on annual income, permanent differences between book and tax income, and substantially enacted income tax rates. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available.

We recognize a tax benefit or liability for an uncertain tax position when our best estimate is that the position is more likely than not to be sustained on examination, based on a qualitative assessment of all relevant factors.

We make assumptions to estimate the exposures associated with our various filing positions. We recognize a provision when it becomes probable that we will incur additional tax liabilities for such exposures. Changes in tax law, the level and geographic mix of earnings and the results of tax audits also affect our effective income tax rate.

Determining tax provisions requires that we make assumptions about the ultimate outcome of a filing position, which can change over time depending on facts and circumstances.

We have recognized the impact of the recent U.S. tax reform in our income tax provision. The ultimate impact may differ from the amounts recorded due to changes in interpretations and assumptions we have made or additional regulatory guidance that may be issued.

Employee future benefits (IAS 19)	The funding of our employee future benefit liabilities is roughly evenly split between defined benefit pension plans and unfunded medical plans. Expenses for employee future benefits primarily consist of annual costs for unfunded defined contribution pension plans. For defined benefit pension plans, we recognize a defined benefit obligation, based on actuarial assumptions, net of the fair value of plan assets.	We use actuarial assumptions to determine the obligations for employee future benefits at each reporting period. These assumptions include the discount rate, expected long-term rate of return on assets, rate of increase in compensation levels, mortality rates, and health care cost trend rates. We have provided detailed information on the assumptions used in note 8.

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Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Impairment of goodwill and indefinite-lived intangible assets (IAS 36)

In completing our goodwill impairment testing, we selected FVLCD methodology. For some impairment calculations, we may use an income approach with a discounted cash flow technique. For other calculations, we may use a market approach based on prices and other information generated by market transactions. We deduct the incremental cost of disposing of the asset in determining FVLCD. We do not calculate value in use if there is no impairment under FVLCD.

Refer to note 14 for significant assumptions and estimates.

b)	Accounting policy choices requiring judgments that have the most significant effect on the amounts recognized in the financial statements

We consider judgments made in recording impairment of property, plant and equipment, goodwill and indefinite-lived intangible assets, foreign currency and provisions to be critical accounting estimates that require our most difficult, subjective and complex assumptions.

Financial statement area	Accounting policy judgment	Judgment factors
Long-lived assets (IAS 16, IAS 36, IAS 38)

For property, plant and equipment and finite- lived intangible assets, we review for indicators of impairment at each reporting period. We perform this review at the CGU level. A CGU may be a single asset or a group of assets if we cannot identify independent cash flows from an asset. If indicators of impairment of a CGU exist, we will calculate its recoverable amount.

We perform an impairment test of goodwill and indefinite-lived intangibles in the fourth quarter annually or earlier if indicators of impairment exist. We allocate goodwill to CGU groups based on the level at which goodwill is monitored internally by management. This level does not exceed the level of our operating segments before aggregation.

We determine CGUs based on geographic regions, economic and commercial influences, product lines, extent of shared infrastructure and interdependence of cash flows. We grouped (a) Wholesale assets by product lines because of differing production processes and inputs for each nutrient and (b) Retail assets by geographic regions based on customers, products and distribution methods.

We have allocated substantially all of the carrying amount of goodwill to two groups of CGUs within the Retail business unit: Retail – North America and Retail – Australia.

Foreign currency (IAS 21)

The U.S. dollar is the presentation currency of our consolidated financial statements. We also make judgments about whether an entity may have multiple branches with different functional currencies. As at July 1, 2017, we changed the functional currency for certain operations from Canadian dollar to U.S. dollar due to changing market metrics and operational changes. The majority of our operations use Australian dollar or U.S. dollar as the functional currency.

In determining the functional currency of our operations, we primarily considered the currency that determines the pricing of transactions rather than focusing on the currency in which transactions are denominated.

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Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

Provisions (IAS 37)

We distinguish between provisions and contingent liabilities based on the probability of an outflow of resources embodying economic benefits and the availability of information to make a sufficiently reliable estimate. We make judgments as to whether an obligation exists and whether an outflow of resources embodying economic benefits for a liability of uncertain timing or amount is probable, not probable, or remote. These judgments determine whether we recognize or disclose an amount in the financial statements.

Our provisions are measured based on our best estimate of the amount and timing of expected future cash outflows to settle the obligation. We consider all available information relevant to each specific matter. In 2017, we continued to review our litigation, asset retirement and environmental remediation provisions.

c) Recent accounting pronouncements

The IASB has issued the following accounting pronouncements, which we have either adopted or will adopt in the future, and which could have a material impact.

IFRS 15 Revenue from Contracts with Customers

Revenue from Contracts with Customers establishes a new model for revenue earned from a contract with a customer. The standard provides specific guidance on identifying separate performance obligations in the contract and allocating the transaction price to the separate performance obligations in an amount that reflects the total consideration to which an entity expects to be entitled during the term of the contract. The standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and related cash flows.

Agrium will adopt the standard on the effective date of January 1, 2018. Agrium will adopt the standard using the modified retrospective approach with the cumulative-effect of the adjustment recognized at the date of adoption, subject to allowable and elected practical expedients.

In adopting IFRS 15, we completed a review of all our contracts with customers. Since our contracts are primarily short-term in nature and generally do not include significant multiple deliverable components, there will be no material impact of adoption. In addition, our accounting for variable consideration before adoption was substantially similar to the requirements of IFRS 15.

We expect that our consolidated financial statements will include expanded disclosures about revenues from contracts with customers and are drafting the relevant disclosures to reflect the requirements of the new standard. In addition to ensuring that the accounting and disclosure requirements of IFRS 15 are met, we also continue to address any system and process changes necessary to compile the information to meet the recognition and disclosure requirements of the standard. We have also assessed the impact of the standard on internal controls over financial reporting and plan to make modifications to our controls on adoption.

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Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

IFRS 16 Leases

Leases applies a single model for all recognized leases, which requires recognition of lease-related assets and liabilities and the related interest and depreciation expense in the consolidated financial statements.

Agrium will adopt the standard on the effective date of January 1, 2019.

We have completed a lease inventory and review of existing lease agreements and have considered other agreements that could contain leases. We are currently evaluating transition and implementation impacts and will continue to do so in 2018. We are assessing the adoption application guidance and have not chosen a method for adoption. However, we expect that adoption will result in a material increase in our assets and liabilities and will result in material reclassifications of interest and depreciation expense within our consolidated statement of operations. However, we are not able now to provide a precise estimate of the impact. Once we complete further phases of our review, we will estimate and quantify the impact on our consolidated financial statements.

Other recent pronouncements

We adopted the following accounting pronouncements without material impact.

New or amended	Standard/ interpretation	Description	Agrium’s date and method of adoption
New	IFRIC 23	Uncertainty over Income Tax Treatments provides additional guidance when there is uncertainty over income tax treatments under IAS 12.	Agrium will adopt beginning January 1, 2019.
Amended	Various	° IAS 7 Statement of Cash Flows ° IAS 12 Income Taxes ° IFRS 2 Share-based Payment ° IFRIC 22 Foreign Currency Transactions and Advance Consideration	We adopted amendments to IAS 7 and IAS 12 on January 1, 2017. We expect to adopt IFRS 2 and IFRIC 22 beginning January 1, 2018.

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